UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2020.

Commission File Number: 001-38763

MILLICOM INTERNATIONAL CELLULAR S.A.

(Exact Name of Registrant as Specified in Its Charter)

2, Rue du Fort Bourbon,

L-1249 Luxembourg

Grand Duchy of Luxembourg

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

MILLICOM INTERNATIONAL CELLULAR S.A.

INDEX TO FURNISHED MATERIAL

Item
1.	Press release dated April 30, 2020

Item 1

Earnings Release Q1 2020

Luxembourg, April 30, 2020

Our Purpose in action

Group highlights Q1 2020i

The financial highlights discussed and summarized in the table below are presented on an IFRS basis and therefore do not include the fully consolidated results from our Guatemala and Honduras joint ventures.

•	Revenue increased 5.1% as the contribution from acquired businesses more than offset the effect of weaker foreign currency during the quarter.

•	Operating profit decreased 17.1% on higher depreciation and amortization due to acquisitions.

•	The COVID-19 pandemic impacted revenue by less than 1% in Q1, but we anticipate a more material impact on revenue and profitability in Q2, as detailed beginning on page 2 of this release.

•	The Group has taken significant actions to ensure continued delivery of reliable broadband connectivity to our customers in support of the communities where we operate.

•	The Group maintains a strong liquidity position, including Cash and equivalents of $1.7 billion, including $0.2 billion held at joint ventures, plus $0.3 billion in undrawn credit facilities, providing liquidity resources totaling approximately $1.9 billion, of which $1.1 billion is held at headquarters.

Financial highlights ($ millions)	Q1 2020	Q1 2019	% change
Revenue	1,088	1,035	5.1%
Operating Profit	134	161	(17.1)%
Net (Loss) Income attributable to owners	(122)	13	NM

Latin America segment highlights – Q1 2020

Our Latin America (“Latam”) segment includes our Guatemala and Honduras joint ventures as if they were fully consolidated. These highlights and the table that follows include non-IFRS measures. See page 23 for a description of these measures and for reconciliations to the nearest equivalent IFRS measures.

•	Service revenue* up 4.8% year-on-year fueled by acquisitions, and up 0.2% organically.

•	EBITDA* up 2.3% affected by currencies and one off charges - organic growth (2.5)%.

•	Added 75,000 HFC customer relationships in Q1 to reach 3.5 million.

•	COVID-19 lock-downs adversely affected operational and financial performance in many of our markets beginning in mid-March, and early signs suggest service revenue could be down between 6% and 7% organically in April.

Latam segment highlights ($ millions)	Q1 2020	Q1 2019	% change
Revenue	1,504	1,426	5.5%
Service Revenue*	1,395	1,331	4.8%
Organic growth*	0.2%	3.7%	(3.4) pt
EBITDA*	600	587	2.3%
Organic growth*	(2.5)%	4.5%	(6.9) pt
EBITDA Margin*	39.9%	41.2%	(1.2) pt
Capex*	174	168	3.4%
OCF (EBITDA – Capex)*	427	419	1.9%
Organic growth*	(3.9)%	7.3%	(11.2) pt

* Non-IFRS measure. See page 23 for a description of these measures and for reconciliations to the nearest equivalent IFRS measures. 2019 EBITDA and OCF numbers have be re-presented as a result in the change in cost allocation. Please refer to page 9 for a description and reconciliation of this representation.

iWith the exception of balance sheet items, the comparative 2019 financial information in this earnings release has been adjusted for the classification of our operations in Chad as discontinued operations. Our operations in Chad were disposed of on June 26, 2019. Additionally, the comparative 2019 financial information was also adjusted as a consequence of the finalization of the purchase accounting of Cable Onda's acquisition.

Earnings Release Q1 2020

Millicom Chief Executive Officer Mauricio Ramos commented:

"As we face unprecedented challenges associated with the COVID-19 pandemic, our purpose is more important than ever: we build digital highways that connect people, improve lives and support our communities. Our customers and communities rely on us to keep them connected. I am proud to report that we have risen to the challenge thanks to the effectiveness of our business continuity plans, the resilience of networks, and the strength and determination of our people. Our engineers have been working around the clock to ensure that our services continue uninterrupted as traffic surges; and we are supporting the governments in our countries with technology and tools to keep their people informed in their efforts to contain the virus. You can get more details on our response to the pandemic in the attached CEO letter.

In light of the severe impact that COVID-19 is having on the global economy and in many of our markets, we have already implemented significant measures to help us navigate through these challenging times, which we anticipate will impact our revenue at least through the remainder of 2020. These measures include a reduction in capex made possible by focusing largely on adding network capacity while deferring other investment plans, and the implementation of new cost savings initiatives. Our goal with these measure is to sustain healthy cash flow generation throughout this period. Moreover, as we prioritize client service, employee health and safety and the preservation of our financial strength and liquidity, we have also decided to suspend all share repurchases for the foreseeable future, and our Board has decided not to recommend the payment of a dividend in 2020. In aggregate, we expect these actions will enhance our 2020 cash flow by more than $550 million and position us to resume the execution of our plans once the pandemic passes."

Subsequent event

On April 29, 2020, Millicom communicated in a press release that it refutes Telefonica’s recent public communications alleging that the conditions to closing the Share Purchase Agreement (SPA) for the acquisition of Telefónica’s operating subsidiary in Costa Rica have been met. Millicom further notes that, in the event that the pending regulatory approvals for the transaction are not issued by May 1, 2020, it intends to terminate the SPA in accordance with the terms of the agreement. As communicated in a press release dated February 20, 2019, Millicom entered into the SPA on that date to acquire Telefonica’s Costa Rica mobile business subject to customary closing conditions, which included the issuance of required regulatory approvals, certain of which have not yet been issued. The SPA establishes an end date of May 1, 2020, after which either party may terminate the agreement.

Earnings Release Q1 2020

COVID-19 - Qualitative and quantitative assessment on business activities, financial situation and economic performance

The outbreak of a novel and highly contagious form of coronavirus (“COVID-19”), which the World Health Organization has declared to constitute a pandemic, has resulted in numerous deaths, adversely impacted global commercial activity and contributed to significant volatility in global equity and debt markets. The impact of the outbreak is rapidly evolving, and most countries globally, including a majority of the countries where we operate, have reacted by implementing severe restrictions on travel and public gatherings, including the closing of offices, businesses, schools, retail stores and other public venues, and by instituting curfews or quarantines.

Such measures, as well as the general uncertainty surrounding the dangers of COVID-19, have produced a significant disruption in economic activity and are having an adverse impact on transportation, hospitality, tourism, entertainment and other industries. As a result, many economists now project a severe global recession and a contraction in economic activity in Latin America in 2020, including the countries where we operate. In addition, many currencies globally have weakened against the U.S. dollar since the onset of the pandemic. In our markets, the Colombian peso has weakened meaningfully year-to-date, and some of our other markets may experience increased currency volatility in coming months.

Impact on our markets and business

To date, the countries where we operate have reported fewer cases and fatalities related to COVID-19 than in Europe and the United States, but this may reflect a relative lack of testing and reporting, and the number of cases and deaths both continue to rise. That said, most governments in our markets were quick to implement severe restrictions, which may prove effective at containing the spread of the virus and its impact on health systems and economies.

As one of the largest private companies in many of our markets, we have been supporting local governments and health officials in many ways, especially by communicating important information to the public.

Our business is at the core of the contingency plans for the millions of individuals and companies who rely on us to connect them to their family and friends, business partners, and to the world. As a result, we have observed an increase in traffic of approximately 40-50% on our fixed networks since restrictions were imposed by governments in our markets, whilst the impact on our mobile networks have been more modest. However, we have also seen the negative impact of the disruption to our sales and distribution channels caused by the closure of many of our stores and points of sale. These closures impact our ability to service and to collect from our customers and to sell products and services, including postpaid mobile and residential cable subscriptions and prepaid SIM cards and top-ups.

Governments in some countries have mandated that companies such as ours avoid disconnecting clients for non-payment, that we waive fees for late payments, and/or that we defer late payments over an extended period of two or three years, among other measures. Unfortunately, news headlines related to the implementation of such regulatory measures have, at times, created some confusion among our customers and has exacerbated the disruption to our collections. We are working closely with these governments to ensure our full compliance with the measures, and we have gradually rolled out "lifeline products" to all our markets to retain customers who are temporarily unable to pay for our services, while also providing an incentive for other customers to continue to pay fully and in a timely manner.

Earnings Release Q1 2020

Finally, our supply chain continues to function without any meaningful interruption, and we have taken steps to continue to secure sufficient inventory and supplies.

Impact on trading

On March 17, 2020, we published a press release stating that activity levels had not been affected by COVID-19 through mid-March. However, the second half of March was impacted to varying degrees by the implementation of severe mobility restrictions in many countries. For our Latam segment, we estimate that these restrictions reduced our service revenue by approximately $10 million, implying a 0.7 percentage point impact on growth in Q1, stemming in large part from the immediate impact of lock-downs on our prepaid mobile business. This situation has worsened somewhat in April as mobility restrictions became increasingly restrictive and were gradually extended to nearly all our markets. Normalizing for the Easter holiday, early signs suggest a 6-7% impact on Group organic service revenue in April. Encouragingly, we have seen signs of modest improvement since the Easter break thanks in part to the gradual roll out of our lifeline products and as we gradually find new ways to reach our customers through digital and other channels.

As a result, we now anticipate that our operating and financial performance in Q2 and for the full year 2020 will be materially weaker than we had anticipated, and the pandemic may have a long-lasting macroeconomic impact. However, the mobility restrictions imposed by governments in response to COVID-19 have made our services more essential for our residential, business and government customers alike. Thus, the long-term opportunity we have been pursuing may have been enhanced by recent events. Until such time when we can better ascertain the full impact on our business, we are leaving unchanged our medium term goals to deliver mid-single-digit organic service revenue growth, mid-to-high single-digit organic EBITDA growth, and around 10% OCF (EBITDA less Capex) organic growth for the Latam segment.

Management action

It is difficult to predict whether the challenges we have been facing since mid-March will continue for the remainder of 2020 or 2021 and beyond, but we have implemented the following initiatives aimed at preserving our strong cash flow and liquidity in 2020:

Earnings Release Q1 2020

1. cost savings of at least $100 million, reflecting lower levels of activity as well as new measures;

2. capex reduction of $200-300 million, as we focus resources on adding capacity and preserving network integrity;

3. cancellation of the dividend for 2020 ($100 million); and,

4. suspension of the share buyback program (approximately $150 million in 2020).

Impact on liquidity and financial resources

As of March 31, 2020 we had $1,747 million in Underlying cash. During the period, we drew $333 million from our $600 million revolving credit facility (RCF), such that we ended Q1 2020 with approximately $2.0 billion of liquidity, when considering both our Underlying cash and the $267 million undrawn portion of the RCF. In contrast, we had relatively modest financial obligations maturing near term, including $111 million in 2020 and $168 million in 2021. As of March 31, 2020, we were in compliance with all of our covenants, and we had significant headroom over our principal leverage covenant.

Impact on accounting matters

As COVID-19 continues to spread, the potential impacts, including a global, regional or other economic recession, are increasingly uncertain and difficult to assess. Nevertheless, we have identified potential significant accounting implications in the following areas:

•	Impairment of non-financial assets/goodwill/investments in joint ventures

Given this outbreak is still very recent and considering the uncertainty of its effects on future periods, management believes it is too early to perform an impairment test in the first quarter of 2020. However, management has updated the sensitivity analysis performed in the framework of its 2019 goodwill impairment testing, and management notes an increased risk of impairment in Nicaragua, El Salvador and Costa Rica.

•	Impairment of trade receivables / Revenue recognition

Given the very recent outbreak in our markets, we did not see any significant effects on collections as of March closing. However, this area is monitored very closely by management, particularly in countries where governments are mandating continuity of service.

There may be implications on other accounting areas such as revenue recognition, inventories or share-based payments, but we currently do not expect these to be significant as of today. Please refer to our Financial Statements (Note 2) for further details.

Earnings Release Q1 2020

Group Quarterly Financial Review - Q1 2020

Income statement data (IFRS)	Q1 2020	Q1 2019	% change
($ millions, except EPS in $)
Revenue	1,088	1,035	5.1%
Cost of sales	(305)	(291)	4.6%
Gross profit	783	743	5.3%
Operating expenses	(401)	(374)	7.4%
Depreciation	(223)	(199)	12.1%
Amortization	(73)	(60)	22.0%
Share of net profit in Guatemala and Honduras	45	44	1.1%
Other operating income (expenses), net	3	5	(52.7)%
Operating profit	134	161	(17.1)%
Net financial expenses	(141)	(136)	4.1%
Other non-operating income (expenses), net	(159)	12	NM
Gains (losses) from other JVs and associates, net	—	3	(111.6)%
Profit (loss) before tax	(167)	41	NM
Net tax credit (charge)	16	(18)	NM
Profit (loss) for the period from continuing ops.	(151)	23	NM
Non-controlling interests	28	(10)	NM
Profit (loss) from discontinued operations	—	—	NM
Net profit (loss) for the period	(122)	13	NM
Weighted average shares outstanding (millions)	101.12	100.02	1.1%
EPS	(1.21)	0.13	NM

In Q1 2020, group revenue increased 5.1% ($53 million) year-on-year to $1,088 million. The increase largely reflects acquisitions in Panama and Nicaragua. The acquired revenue more than offset the translation impact of weaker currencies in some of our markets, most notably Colombia and Paraguay.

Cost of sales increased 4.6% ($14 million) year-on-year to $305 million. The increase largely reflects the impact of the acquisitions. Operating expenses increased 7.4% ($28 million) year-on-year to $401 million. The increase reflects the acquired operations and $8 million of one-offs related to withholding and other taxes incurred in relation to our acquisition of the mobile business in Nicaragua.

Depreciation increased 12.1% ($24 million) year-on-year to $223 million, mostly due to acquisitions. Amortization expense increased $13 million to $73 million in Q1 2020 up from $60 million in Q1 2019, due to an increase from the recent acquisitions.

Earnings Release Q1 2020

	Q1 2020
Amortization Expense	Group (IFRS)	Guatemala and Honduras
($ millions)
Licenses and Spectrum	(13)	(2)
Related to acquisitions	(35)	(25)
Other items	(25)	(7)
Total Amortization	(73)	(34)

Our share of profits in Guatemala and Honduras was $45 million in Q1 2020, an increase of 1.1% year-on-year due to higher profitability in Guatemala. Other operating income of $3 million decreased slightly from $5 million in Q1 2019 due to lower gains on tower sales. As a result of these factors, operating profit was $134 million in Q1 2020, a decline of 17.1% compared to $161 million in Q1 2019.

Net financial expenses increased $6 million year-on-year to $141 million due to higher levels of gross debt to fund our recent acquisitions.

Other non-operating expenses were $159 million in Q1 2020, compared to an income of $12 million in Q1 2019. The increase mostly reflects the mark to market of our equity investments in Helios Towers and Jumia for around $80 million and foreign exchange losses.

Tax credit was $16 million in Q1 2020, a difference of $34 million compared to the tax expense of $18 million in Q1 2019, mainly explained by higher deferred tax credit primarily driven by foreign exchange losses in Colombia.

As a result of the above factors, net loss from continuing operations was $151 million in the quarter, compared to a profit of $23 million in Q1 2019. Non-controlling interests of $28 million in Q1 2020 reflect our partners' share of net losses in our subsidiaries in Colombia and Panama.

Net loss was $122 million, or $1.21 per share, for Q1 2020, compared to a profit per share of $0.13 in Q1 2019. The weighted average number of shares during the quarter was 101.12 million, an increase of 1.1% year-on-year mainly related to vesting of shares under our employee share-based compensation plans. As of March 31, 2020, we had 101,739,217 shares outstanding, including 662,068 held in treasury.

Cash Flow

During Q1 2020, operating free cash flow, defined as EBITDA, less cash Capex, working capital, other non-cash items and taxes paid, was $15 million, an increase of $14 million compared to $1 million in Q1 2019. Factors that contributed to the change include a $12 million increase in EBITDA in Q1 2020 compared to Q1 2019 due to acquisitions, a $9 million decrease in net cash capex (excluding spectrum and licenses) as well as the benefit of an $11 million decrease in working capital in Q1 2020 compared to Q1 2019 and an $8 million increase in taxes paid.

Earnings Release Q1 2020

Cash flow data ($ millions)	Q1 2020	Q1 2019	% change
Operating free cash flow*	15	1	NM
Finance charges paid, net	(104)	(63)	64.2%
Lease interest payments, net	(37)	(32)	17.4%
Free cash flow*	(126)	(94)	34.4%
Dividends and advances from Guatemala and Honduras	24	51	(53.7)%
Dividends and advances to non-controlling interests	—	(11)	NM
Equity free cash flow*	(102)	(54)	89.6%

* Non-IFRS measures. See page 23 for a description of these measures. Please refer to Note 5 of our Unaudited Interim Condensed Consolidated Financial Statements for the reconciliation of Operating free cash flow to the nearest IFRS measures. In prior years, equity free cash flow was calculated by including the results of Guatemala and Honduras as if fully consolidated. On that same comparable basis, equity free cash outflow was $31 million in Q1 2020 and $30 million in Q1 2019.

Net finance charges paid increased by $41 million during the period, mainly due to higher average gross debt in Q1 2020 compared to Q1 2019, to fund our recent acquisitions. Lease interest payments increased slightly to $37 million in Q1 2020 from $32 million in Q1 2019.

Dividends and advances received from Guatemala and Honduras were $24 million, down from $51 million in Q1 2019 due to timing of payments. Finally, there were no dividends paid to non-controlling interests in Q1 2020, compared to $11 million paid in Q1 2019. As a result of the above factors, equity free cash flow outflow was $102 million in Q1 2020, compared to an outflow of $54 million reported in Q1 2019.

Debt

Debt information	Gross Debt			Cash	Net	Leases	Financial Obligations
($ millions)	USD	LCY	Total		Debt*		Gross	Net*
Bolivia	—	320	320	22	298	41	361	339
Colombia	296	428	724	132	592	293	1,017	885
Costa Rica	42	107	149	9	140	5	154	145
El Salvador**	—	267	268	19	248	96	364	345
Panama**	—	919	919	74	844	84	1,002	928
Paraguay	559	165	724	192	532	82	807	614
Nicaragua	—	—	—	19	(19)	121	121	102
Latin America	897	2,206	3,103	467	2,636	722	3,825	3,358
Africa	174	42	215	23	192	220	435	412
Corporate	3,057	35	3,092	1,056	2,036	26	3,117	2,061
Group (IFRS)	4,127	2,282	6,410	1,546	4,863	968	7,378	5,831
Guatemala and Honduras	1,031	252	1,283	202	1,081	307	1,590	1,387
Underlying (non-IFRS)	5,158	2,534	7,693	1,749	5,944	1,274	8,967	7,219
Proportionate (non-IFRS)	4,571	2,037	6,607	1,582	5,025	978	7,585	6,003

* Net Debt and Net financial obligations are non-IFRS measures. See page 23 for a description of non-IFRS measures and for reconciliations to the nearest equivalent IFRS measures Cash includes term deposits of $2 million as of March 31, 2020.

** El Salvador's official unit of currency is the U.S. dollar, while Panama uses the U.S. dollar as legal tender. Our local debt in both countries is therefore denominated in U.S. dollars but presented as local currency (LCY).

Earnings Release Q1 2020

In order to provide a more complete picture of the Group's financial situation, this section discusses gross debt, leases, cash, and net debt on an underlying basis, a non-IFRS measure that includes Guatemala and Honduras as if fully consolidated.

As of March 31, 2020, underlying gross debt reached $7,693 million, an increase of $438 million compared to $7,255 million reported as of December 31, 2019. The increase mainly reflects the $250 million re-tap of the 5.875% Senior Notes due 2027 in Paraguay in January, as well as an increase of $333 million in debt from the disbursement from a $600 revolving credit facility ("RCF") that we drew from in March. Included in our underlying gross debt, Guatemala and Honduras had $1,283 million as of March 31, 2020, which had no changes from the debt as of December 31, 2019.

Approximately 57% of underlying gross debt at March 31, 2020 was in Latam, 3% in Africa, and the remaining 40% at the corporate level. In terms of mix, 33% was in local currency or swapped for local currency, and 74% was at fixed rates or swapped for fixed rates, while the average effective interest rate was 5.8%, and the average maturity was 6.1 years.

Our underlying cash position reached $1,749 million, an increase of $354 million compared to $1,395 million as of December 31, 2019, due mostly to the RCF draw down. The underlying cash position includes $202 million in Guatemala and Honduras, as of March 31, 2020. As a result, our underlying net debt was $5,944 million as of March 31, 2020, an increase of $85 million from $5,860 million as of December 31, 2019 due to the negative free cash flow generation during the period, which is typical of the first quarter of the year.

In addition, as of March 31, 2020, we had underlying lease liabilities of $1,274 million, which represented 14% of underlying gross financial obligations. Including these lease liabilities, underlying net financial obligations were $7,219 million as of March 31, 2020, Proportionate leveragei which captures our proportional ownership in each country, was 3.25x as of March 31, 2020, up from 3.19x as of December 31, 2019. The increase in leverage during Q1 2020 mostly reflects the negative cash flow as well as the impact of the weaker Colombian Peso on our EBITDA during the quarter.

i

Proportionate leverage is a non-IFRS measure calculated using last twelve-month EBITDA, proforma for acquisitions and disposals. Refer to page 23 for a description of non-IFRS measures and for reconciliations to the nearest equivalent IFRS measures.

Earnings Release Q1 2020

Operating segment performance

Our management determines operating and reportable segments based on the reports that are used by the chief operating decision maker to make strategic and operational decisions from both a business and geographic perspective. The Millicom Group’s risks and rates of return for its operations are predominantly affected by operating in different geographical regions. The Millicom Group has businesses in two main regions, Latin America and Africa, which constitute our two segments.

Our Latin America segment includes the results of Guatemala and Honduras as if they were fully consolidated, as this reflects the way our management reviews and uses internally reported information to make decisions about operating matters and to provide increased transparency to investors on those operations. Our Africa segment does not include our joint venture in Ghana because our management does not consider it to be a strategic part of the group.

Please refer to Note 5 of our Unaudited Interim Condensed Consolidated Financial Statements for more details on our segments.

The information contained herein can also be accessed electronically in the Financial & Operating Data Excel file published at www.millicom.com/investors alongside this earnings release.

Segment information

We manage our operations and report our results under two segments, Latam and Africa, and we provide additional information on each of the largest countries within our Latam segment. Beginning in Q1 2020, we are allocating corporate costs to each segment based on their contribution to underlying revenue, and only unusual costs, such as the M&A-related fees incurred in both 2018 and 2019, will remain unallocated going forward. This change in presentation has no impact on Group EBITDA, nor does it affect country-level EBITDA.

In order to facilitate comparisons of Q1 2020 with prior periods, we re-present below the segment EBITDA to conform with this new segment EBITDA reporting.

Latam EBITDA	Q1 18	Q2 18	Q3 18	Q4 18	FY 2018	Q1 19	Q2 19	Q3 19	Q4 19	FY 2019
EBITDA as reported	514	514	525	524	2,077	591	584	620	648	2,443
Change in cost allocation	3	3	—	(11)	(5)	(4)	(8)	(1)	(12)	(25)
Re-presented EBITDA	518	516	524	514	2,072	587	577	619	636	2,418
Re-presented EBITDA margin %	41.1%	40.3%	41.4%	40.7%	40.9%	44.1%	42.5%	44.7%	44.1%	43.9%

Africa EBITDA	Q1 18	Q2 18	Q3 18	Q4 18	FY 2018	Q1 19	Q2 19	Q3 19	Q4 19	FY 2019
EBITDA as reported	37	32	38	37	143	39	17	39	35	122
Change in perimeter*	(12)	(9)	(8)	(12)	(41)	(8)	—	—	—	—
Change in cost allocation	(1)	1	1	(4)	(4)	1	(3)	(1)	(1)	(5)
Re-presented EBITDA	24	24	30	21	98	31	14	39	33	117
Re-presented EBITDA margin %	24.6%	24.5%	29.7%	20.0%	24.6%	33.4%	14.7%	39.6%	34.1%	30.7%

* Reflects divestiture of Chad

Earnings Release Q1 2020

Latin America segment

Business units

We discuss our Latam results under two principal business units:

1. Mobile, including mobile data, mobile voice, and mobile financial services (MFS) to consumer, business and government customers;

2. Cable and other fixed, including broadband, Pay TV, content, and fixed voice services for residential (Home) customers, as well as voice, data and value-added services and solutions to business and government customers.

On occasion, we also discuss our performance by customer type, with B2B referring to our business and government customers, while B2C includes residential and personal consumer groups.

Market environment

During Q1 2020, economic activity was broadly stable in January and February but softened considerably in many of our markets during March in direct relation to the COVID-19 pandemic and the impact of measures taken by governments to slow the spread of the disease. Currencies were mostly stable in our markets during the quarter, with the exception of the Colombian peso, which was impacted by the sharp decline in oil prices and depreciated 4.5% on average during the quarter.

Latam segment - Key Performance Indicators

As noted previously, restrictions related to COVID-19 severely disrupted our distribution channels and impacted our ability to capture new customers during the quarter. Although this varies from country to country and from week to week, we estimate that approximately 50% of our stores and 20% of points of sales have been closed at any given point in time since mid-March, and this has had a major impact on our customers' ability to top-up their prepaid mobile, pay outstanding bills, and buy new services.

Prepaid top-ups have been most affected in most countries since the onset of the pandemic. Sales of new postpaid subscriptions have declined very materially, but this has been partially offset by much lower churn. In our residential cable (Home) business unit, new sales have continued, largely driven by the increased demand for reliable broadband to support remote learning school and work from home activities during the pandemic. In B2B, the SMB sector has been most affected by the lock-downs, but this has been partially offset by healthy demand from the corporate sector, as they set in motion their own business continuity plans.

Earnings Release Q1 2020

Overall, revenue from our subscription-based businesses has been somewhat less affected to date by the lock-downs, but we have seen a drag on collections, caused in part by the disruptions stemming from the lock-downs, and this may result in higher levels of bad debt provisions in future periods.

In Q1 2020, our mobile customer base declined by 0.4 million during the quarter and stood at 39.4 million as of the end of March. For the first time in almost three years, our postpaid customer base also declined (by 56,000) during the period due largely to a sharp decline in new sales following our store closings. In addition, in an effort to mitigate future credit risk, we have halted the migration of prepaid customers to postpaid plans, a key driver of postpaid growth in recent years.

Monthly mobile ARPU declined 6.7% year-on-year to $7.0, due to (1) weaker currencies, most notably in Colombia and Paraguay which depreciated over the last year and, (2) the combined impact of weaker economic growth, increased competitive pressure, and mobility restrictions. The acquisition of Nicaragua, where ARPU below the Latam segment average, also contributed to the ARPU decline year-on-year.

In Home, we expanded our HFC network to cover an additional 110,000 homes, a slowdown from recent years, due to disruptions caused by the social unrest in Bolivia during Q4 as well as slower network expansion in other markets and the onset of the COVID-19 pandemic late in the quarter. Meanwhile, penetration of fixed network continued to increase during the quarter, as we added 75,000 net customer relationships on our HFC network. Home ARPU decreased 2.7% year-on-year to $28.7 due to a decline in Colombia caused by the weaker currency. In local currency terms, almost all of our markets experienced positive ARPU growth during the quarter.

Key Performance Indicators (‘000)	Q1 20	Q4 19	Q3 19	Q2 19	Q1 19	Q1 20 vs Q1 19
Mobile customers	39,449	39,846	38,588	37,162	33,891	16.4%
Of which 4G customers	14,876	15,398	13,535	11,947	10,756	38.3%
Of which postpaid subscribers	5,078	5,134	5,018	4,824	4,545	11.7%
Mobile ARPU ($)	7.0	7.2	7.0	7.4	7.5	(6.7)%
Total homes passed	11,929	11,842	11,635	11,432	11,231	6.2%
Of which HFC homes passed	11,570	11,460	11,213	10,958	10,722	7.9%
HFC customer relationships	3,531	3,456	3,393	3,294	3,200	10.3%
HFC revenue generating units	7,143	6,948	6,773	6,539	6,323	13.0%
Home ARPU ($)	28.7	29.0	29.2	29.4	29.5	(2.7)%

Earnings Release Q1 2020

Latam segment financial results

In Q1 2020, revenue in our Latam segment increased 5.5% year-on-year to $1.5 billion, while service revenue increased 4.8%. The increase in service revenue is largely due to our mobile acquisitions in Panama and Nicaragua in the last twelve months, which contributed $55 million and $51 million, respectively, during the quarter. Adjusting for currency and acquisitions, and including the mobile acquisitions in Panama and Nicaragua in both periods, organic service revenue growth was roughly flat (+0.2%) year-on-year compared to Q1 2019, a quarter in which we reported our fastest growth of 2019.

By country, organic service revenue growth for the quarter was positive in Guatemala (+4.8%), Colombia (+1.2%), and Bolivia (+0.4%) and negative in Panama (-5.2%), Honduras (-2.3%), Paraguay (-1.5%) and El Salvador (-0.9%).

By business unit, organic service revenue growth in Mobile declined 1.9% year-on-year, an improvement compared to a decline of 2.8% in Q4 2019, with El Salvador, Guatemala, and Bolivia showing improved organic growth. On an organic basis, prepaid mobile service revenue declined low-single-digits year-on-year, while postpaid grew low-single-digits in the quarter. Cable grew 3.2% organically supported by 6.5% organic growth in our Home business. Growth in B2B declined 3.3% compared to Q1 2019, as we began to feel the effects of COVID-19 quarantines on small businesses. Revenue from telephone and equipment increased 15.7% year-on-year to $110 million, due mostly to increases in Guatemala, Panama and Colombia, as well as the contribution from acquisitions.

EBITDA for our Latam segment increased 2.3% year-on-year to $600 million in Q1 2020. The increase reflects the mobile acquisitions in Panama ($27 million) and Nicaragua ($21 million), partially offset by weaker currencies in Colombia and Paraguay. Stripping out these impacts, EBITDA declined 2.5% on an organic basis. Excluding the impact of an $8 million one-off in Nicaragua, EBITDA would have declined 1.2% organically, as growth was positive only in El Salvador, Guatemala and Panama during the quarter. The EBITDA margin for our Latam segment declined 1.2 percentage points to 39.9% in Q1 2020 compared to 41.2% in Q1 2019.

Capex in Latin America totaled $174 million in the quarter. In mobile, we added more than 300 points of presence to our 4G network, to end the quarter with more than 12,700, implying an increase of 18% year-on-year, excluding the benefit of acquisitions. At the end of Q1 2020, our 4G networks, which now include Panama and Nicaragua, covered approximately 73% of the population (approximately 120 million in our markets), up from 67% at Q1 2019.

OCF, measured as EBITDA minus Capex, increased 1.9% year-on-year to $427 million in Q1 2020. On an organic basis, OCF declined 3.9%.

Earnings Release Q1 2020

Latam Financial Highlights	Q1 2020	Q1 2019	% change
($m, unless otherwise stated)
Revenue	1,504	1,426	5.5%
Organic growth*	0.9%	3.8%	(2.9) pt
Service revenue*	1,395	1,331	4.8%
Organic growth*	0.2%	3.7%	(3.4) pt
Mobile	843	778	8.4%
Of which mobile data	462	401	15.1%
Cable and other fixed	539	541	(0.5)%
EBITDA*	600	587	2.3%
Organic growth*	(2.5)%	4.5%	(6.9) pt
EBITDA margin*	39.9%	41.2%	(1.2) pt
Capex*	174	168	3.4%
OCF*	427	419	1.9%
Organic growth*	(3.9)%	7.3%	(11.2) pt

* Non-IFRS measures. Capex is defined as capital expenditures excluding spectrum, license costs and finance lease capitalizations. See page 23 for a description of non-IFRS measures and for reconciliations to the nearest equivalent IFRS measures. 2019 EBITDA has been re-presented as a result in the change in cost allocation. Please refer to page 9 for a description and reconciliation of this representation.

Latam segment performance by country - Q1 2020

	Q1 2020
$ millions	Revenue	Service Revenue	EBITDA	EBITDA Margin
Bolivia	158	155	62	39.3%
Colombia	356	332	119	33.3%
El Salvador	96	88	35	37.0%
Guatemala	369	319	194	52.5%
Honduras	141	133	64	45.1%
Panama	152	148	69	45.6%
Paraguay	142	134	64	44.9%
Others*	90	87	(6)	(6.9)%
Latam Segment	1,504	1,395	600	39.9%

 * ‘Others’ includes Costa Rica, Nicaragua, inter-company eliminations, and regional costs.

Earnings Release Q1 2020

SOUTH AMERICA

Colombia

	Q1 2020	Q1 2019	% change
Mobile customers ('000)	9,135	8,976	1.8%
Of which, 4G customers ('000)	3,374	2,677	26.0%
Home customer relationships* ('000)	1,721	1,677	2.6%
HFC customer relationships ('000)	1,398	1,262	10.8%
Revenue ($ millions)	356	391	(8.9)%
Organic growth	2.1%	3.3%	(1.1) pt
Service revenue ($ millions)	332	368	(9.8)%
Organic growth	1.2%	2.8%	(1.6) pt
EBITDA ($ millions)	119	136	(12.8)%
Organic growth	(2.3)%	10.3%	(12.6) pt
EBITDA margin	33.3%	34.8%	(1.5) pt

* Home Customer Relationships includes (1) HFC (2) DTH (3) Others.

Colombia entered into a strict lock-down from late March, which has continued throughout April, affecting approximately 50% of our stores and 20% of our points of sales in the country. This is impacting prepaid top-ups as well as new SIM activations, which are important contributors to both prepaid and postpaid growth. Home has experienced reduced churn and a continuation of new installations, but B2B has seen a significant impact with reduced collections and increased requests for service suspensions among small and mid-sized business (SMB) clients.

During Q1, we continued to upgrade Home customers, as HFC customer relationships increased 10.8% with the addition of 32,000 HFC customer relationships during the quarter, broadly in line with trends seen in 2019. Total customer relationships grew 2.6%, as growth in HFC more than offset by churn from customers on our copper network. In mobile, subscriber net additions were negative 286,000 due largely to the impact of the lock-down that was imposed in mid-March. Still, our mobile customer base remained up 1.8% year-on-year.

Service revenue decreased 9.8% during the quarter, impacted by the depreciation of the Colombian peso. Organic service revenue increased 1.2% year-on-year in Q1 2020, as mid-single digit growth in our home business was offset by declines in our mobile and B2B businesses. The decline in our mobile business largely reflects lower wholesale revenue.

EBITDA decreased 12.8% in U.S. dollar terms and decreased 2.3% organically to $119 million in Q1 2020, as our results were impacted by costs fixed in dollars, such as programming costs, which were affected by the depreciation of the Colombian peso, as well as the decline in wholesale revenue. As a result, our EBITDA margin worsened 1.5 percentage points to 33.3% in Q1 20 compared to 34.8% in Q1 19.

Earnings Release Q1 2020

Paraguay

	Q1 2020	Q1 2019	% change
Mobile customers (‘000)	3,478	3,218	8.1%
Home customer relationships* (‘000)	443	419	5.9%
Revenue ($ millions)	142	154	(7.7)%
Organic growth	(0.9)%	(3.2)%	2.3 pt
Service revenue ($ millions)	134	146	(8.3)%
Organic growth	(1.5)%	(0.6)%	(0.9) pt
EBITDA ($ millions)	64	76	(16.1)%
Organic growth	(10.0)%	(7.5)%	(2.5) pt
EBITDA margin %	44.9%	49.4%	(4.5) pt

* Home Customer Relationships includes (1) HFC (2) DTH (3) Others.

In response to COVID-19, Paraguay has been on total quarantine since March 20, and this has been extended until at least late April. Store closures have been impacting prepaid top-ups and new customer acquisitions. Digital top-ups and the use of Tigo Money have grown considerably since the onset of the lock-down, and the government is using Tigo Money and other competing platforms to disburse cash to citizens throughout this period.

During Q1 2020, mobile customer net additions were negative 18,000 due in part to COVID-19 and to intense competition seen at the beginning of the quarter. Still, our customer base remained 8.1% higher year-on-year, and 44% of our mobile customers use our 4G network. Our Home customer relationships grew 5.9% during the quarter, while the number of customers on our HFC network accelerated, as we continue to upgrade customers from our UHF network.

Service revenue declined 8.3% impacted by the 6.8% depreciation of the Paraguayan guarani year-on-year. On an organic basis, service revenue declined 1.5%, reflecting strong home performance offset by weaker performance in our mobile business, where year-on-year growth nonetheless improved as compared to Q4 2019. EBITDA decreased 16.1% in dollar terms and 10.0% organically in the quarter reflecting lower revenue and increased commercial activity. The EBITDA margin remains as one of our highest at 44.9% albeit a notable decline compared to 49.4% in Q1 2019.

Earnings Release Q1 2020

Bolivia

	Q1 2020	Q1 2019	% change
Mobile customers (‘000)	3,780	3,610	4.7%
Home customer relationships* (‘000)	535	425	25.9%
Revenue ($ millions)	158	158	(0.2)%
Organic growth	(0.2)%	11.7%	(11.9) pt
Service revenue ($ millions)	155	154	0.4%
Organic growth	0.4%	12.1%	(11.7) pt
EBITDA ($ millions)	62	63	(2.1)%
Organic growth	(2.1)%	20.9%	(23.0) pt
EBITDA margin %	39.3%	40.1%	(0.8) pt

* Home Customer Relationships includes (1) HFC (2) DTH (3) Others.

During Q1 2020, economic activity began to gradually recover from the social unrest that marked Q4 2019. However, this came to halt on March 25, when Bolivia implemented a strict quarantine, restricting the movement of people to once a week. Among all of our country operations, Bolivia has been one of the most severely impacted by mobility restrictions. The mobile business has been affected by store closings and by the reduced number of points of sales for top-ups. We continued to expand our Home network, but at a moderating rate. Finally, collections have been under greater pressure than elsewhere as a result of regulation that has limited our ability to collect from customers who can afford to pay. We are hopeful that the implementation of our lifeline service, which we hope to implement soon subject to approval, may help to mitigate the impact that the strict lock-down has had to date on our business and collections.

In Q1 2020 in our Home business, we added 25,000 net customer relationships to reach 535,000 customers and driving solid revenue growth both year-on-year and sequentially compared to Q4 2019. In Mobile, we added 64,000 subscribers during the quarter, mostly in the prepaid business, but ARPU remained under pressure due to market conditions, causing our mobile service revenue to decline high-single digits during the quarter.

Q1 20 service revenue was flat, growing 0.4% year-on-year supported by strong growth in Cable, offset by the decline in Mobile. EBITDA declined 2.1% year-on-year, and the margin decreased 0.8 percentage points to 39.3% compared to 40.1% in Q1 2019.

Earnings Release Q1 2020

CENTRAL AMERICA

Guatemala

	Q1 2020	Q1 2019	% change
Mobile customers ('000)	10,708	10,894	(1.7)%
Home customer relationships* ('000)	533	498	7.0%
Revenue ($ millions)	369	343	7.6%
Organic growth	6.9%	7.5%	(0.6) pt
Service revenue ($ millions)	319	303	5.4%
Organic growth	4.8%	7.0%	(2.2) pt
EBITDA ($ millions)	194	190	2.2%
Organic growth	1.6%	7.4%	(5.8) pt
EBITDA margin %	52.5%	55.3%	(2.8) pt

* Home Customer Relationships includes (1) HFC (2) DTH (3) Others.

In Guatemala, the government has implemented mobility restrictions that have been less disruptive to our distribution channel than what we have seen in other markets. Measures include a nightly curfew, as well as restrictions on public gatherings and face-mask usage requirements. As a result, most of our stores and points of sales have remained open, but foot traffic and overall activity levels have nonetheless declined considerably, as many citizens are opting to stay home.

In Q1 2020, customer growth was modestly impacted by the pandemic, but our Guatemala business continued to perform well in both Mobile and Cable. The number of Mobile customers fell 1.7% to 10.7 million, but ARPU increased mid-single-digits organically. In Cable, we ended Q1 2020 with 533,000 customer relationships, an increase of 7.0% year-on-year, with net additions of 13,000 in the quarter. Home ARPU was also up mid-single-digits on an organic basis.

Service revenue grew 5.4% in dollars and 4.8% organically, an improvement from 3.7% growth in Q4 2019. EBITDA increased 2.2% (1.6% organically), and the margin was 52.5%, a decrease of 2.8 percentage points compared to 55.3% reported in Q1 2019, due to higher selling and marketing and network maintenance costs in the quarter.

Earnings Release Q1 2020

Honduras

	Q1 2020	Q1 2019	% change
Mobile customers ('000)	4,588	4,700	(2.4)%
Home customer relationships* ('000)	176	167	5.5%
Revenue ($ millions)	141	147	(4.0)%
Organic growth	(2.9)%	5.0%	(7.8) pt
Service revenue ($ millions)	133	138	(3.5)%
Organic growth	(2.3)%	3.1%	(5.4) pt
EBITDA ($ millions)	64	66	(4.1)%
Organic growth	(3.0)%	4.3%	(7.3) pt
EBITDA margin %	45.1%	45.2%	(0.1) pt

* Home Customer Relationships includes (1) HFC (2) DTH (3) Others.

Honduras was quick to respond to COVID-19, implementing mandatory home isolation beginning on March 14, and closing its borders the next day. As a result, the majority of our stores and many of our prepaid points of sales have been closed since mid-March, severely impacting our prepaid top-ups and new sales. Honduras was one of the first countries where we implemented our lifeline products, to help keep our customers and communities connected during the pandemic. On a very gradual basis, we have introduced new and creative ways of reaching our customers, and usage on our Tigo Money platform has grown very rapidly.

Given the severity of the lock-down, the impact of COVID-19 on our Q1 performance was more material in Honduras than in our other markets. Mobile net additions were negative 51,000, taking our customer base 2.4% lower year-on-year, although our postpaid customer base sustained its healthy growth trend. In Home, network and customer metrics remained flat from Q4 levels, and ARPU growth remained positive in local currency terms.

Service revenue decreased 3.5% year-on-year, reflecting a 1.2% depreciation of the Honduran lempira and organic growth of -2.3%, due to a slowdown in our Mobile and B2B units, as growth in Home remained healthy at close to 10% year-on-year.

EBITDA decreased 4.1% in dollars and 3.0% on an organic basis. The margin was flat, declining 0.1 percentage points to 45.1%, compared to the EBITDA margin of 45.2% in Q1 2019.

Earnings Release Q1 2020

Panama

	Q1 2020	Q1 2019	% change
Mobile customers ('000)	1,776	—	NM
Home customer relationships* ('000)	440	459	(4.2)%
Revenue ($ millions)	152	100	52.6%
Organic growth**	(5.2)%	4.3%	(9.5) pt
Service revenue ($ millions)	148	100	48.4%
Organic growth**	(5.2)%	4.3%	(9.5) pt
EBITDA ($ millions)	69	44	55.9%
Organic growth**	1.0%	8.3%	(7.3) pt
EBITDA margin %	45.6%	44.6%	1.0 pt

* Home Customer Relationships includes (1) HFC (2) DTH (3) Others. ** Q1 20 organic growth rates pertain to both the fixed and mobile operations and are calculated using the 2019 financials of Telefonica Moviles Panama S.A., which was acquired in August 2019. Q1 2019 organic growth rates are calculated using the 2018 financials as reported by Cable Onda to the Panama Stock Exchange.

Panama is the country with the highest number of confirmed COVID-19 cases in our markets. The government implemented a strict home isolation quarantine beginning on March 25 and announced that all businesses and commercial establishments must be closed. The immediate impact of these measures was a spike in service cancellation requests from our SMB clients, as well as a sharp drop in prepaid top-ups, which in Panama (and Bolivia) is still based on scratch cards that require a physical distribution network. On the bright side, demand for our Home services picked up noticeably.

During Q1 2020, customer relationships on our HFC network increased both year-on-year and quarter-on-quarter, and we added more than 20,000 RGUs, marking our best commercial performance by far since our acquisition of Cable Onda in December 2018. Home ARPU was stable compared to both Q4 2019 and Q1 2019. In Mobile, both our customer base and ARPU were broadly stable compared to Q4 2019, as the lock-down implemented beginning in late March largely offset the good commercial momentum we have enjoyed since our acquisition of this business in August 2019.

Service Revenue in Q1 2020 was $148 million, up significantly from $100 million in Q1 2019 due to the acquisition of our mobile business in August 2019. On an organic basis, service revenue decreased 5.2% year-on-year, mostly due to a double-digit decline in B2B due to the completion of non-recurring projects over the past year and to lower levels of wholesale activity. Inter-company eliminations also explained almost a 1 percentage point reduction in organic growth in our B2B segment, which was also affected somewhat by COVID-19 in the period.

EBITDA was $69 million, up from $44 million in Q1 2019 due to contribution from our newly-acquired mobile business. On an organic basis, EBITDA grew 1.0% year-on-year, as we continue to execute on our merger integration plans to unlock synergies, which are ahead of our plans, especially as it relates to capex. The EBITDA margin increased 1.0 pt year-on-year to reach 45.6%, the second-highest margin in the Group.

Earnings Release Q1 2020

El Salvador

	Q1 2020	Q1 2019	% change
Mobile customers ('000)	2,530	2,494	1.4%
Home customer relationships* ('000)	273	274	(0.3)%
Revenue ($ millions)	96	96	(0.6)%
Organic growth	(0.6)%	(6.9)%	6.3 pt
Service revenue	88	88	(0.9)%
Organic growth	(0.9)%	(7.6)%	6.7 pt
EBITDA ($ millions)	35	35	0.7%
Organic growth	0.7%	(13.9)%	14.6 pt
EBITDA margin %	37.0%	36.5%	0.5 pt

* Home Customer Relationships includes (1) HFC (2) DTH (3) Others.

The government of El Salvador took early action to limit the spread of COVID-19, implementing a nationwide quarantine on March 14, at a time when the country had no confirmed cases. A strict residential quarantine remains in place today. The President also announced several fiscal measures related to COVID-19, including a three-month deferral of utility bills, including telecommunications services, allowing subscribers affected by the pandemic to pay for services over the next two years. We are hopeful that the implementation of our lifeline product during April will allow us to keep affected customers connected during this time of need, while also providing an incentive for our other customers to continue to pay us in a timely manner for the services they have contracted from us.

In Mobile, most of our stores have remained open throughout the lock-down, but its impact has caused a drop of approximately 90% in foot traffic in our stores. In addition, about 20% of our points of sales are closed, which is impacting both prepaid top-ups and new sales.

During Q1 2020, our operations in El Salvador performed well, especially in light of the severity and early timing of the lock-down. Our mobile customer base declined by 34,000, but the postpaid base and ARPU were stable compared to Q4 2019. In Home, customer metrics remained broadly stable, in line with recent trends, but we continued to cross-sell effectively, driving approximately 7% year-on-year growth in RGUs on our HFC network.

Our financial performance continued to show signs of recovery. Service revenue of $88 million during the quarter marks a slight improvement compared to $87 million in Q4 and $86 million in Q3 of 2019. Even with the challenges stemming from the lock-down, our network deployment remains on track, as we take advantage of recently-acquired spectrum to add much needed capacity to our network at this critical time.

On a year-on-year basis, service revenue was down 0.9%, an improvement from the 4.4% decline seen in Q4 2019, and our best quarterly result in over two years. EBITDA was also nearly flat, increasing 0.7% year-on-year, as good control more than offset the slight decline in revenue over the past year. The EBITDA margin improved by 0.5 pt to 37.0%, up from 36.5% in Q1 2019.

Earnings Release Q1 2020

Nicaragua & Costa Rica

	Q1 2020	Q1 2019	% change
Mobile customers ('000)	3,456	—	NM
Revenue ($ millions)	96	41	NM
Service revenue ($ millions)	92	40	NM
EBITDA ($ millions)	29	13	NM
EBITDA margin %	30.8%	32.3%	(1.5) pt

In Nicaragua, the government has not implemented any measures to restrict mobility and business activity, and thus all of our stores and prepaid points of sales remain open, although we have witnessed a sharp reduction in foot traffic, especially during April. During Q1 2020, we continued to add customers in both our Mobile and Home businesses, but service revenue declined slightly year-on-year due to ARPU erosion in Mobile.

In Costa Rica, the government responded to the pandemic by implementing a curfew on vehicular movements, and closing national parks, beaches and churches around the country. However, as a provider of essential services, our stores have remained to date. During the quarter, customer churn increased noticeably, initially due to the creation of a rival soccer Pay-TV channel, a challenge later compounded by the suspension of league play due to the pandemic. As a result, service revenue and EBITDA both declined on a year-on-year during the quarter.

Africa segment - Key Performance Indicators*

Key Performance Indicators (‘000)	Q1 20	Q1 19	Q1 20 vs Q1 19
Mobile customers	11,727	12,487	(6.1)%
MFS customers	6,230	6,914	(9.9)%
Mobile ARPU ($)	2.3	2.4	(2.5)%

* The comparative 2018 financial information in this earnings release has been adjusted for the classification of our operations in Chad as discontinued operations. Our operations in Chad were disposed of on June 26, 2019.

Our Africa segment operations comprise Tanzania, including Zantel. With the view of completing an initial public offering on the Dar es Salaam Stock Exchange, we completed the merger of our operations in the country, and Millicom Tanzania acquired all of the shares of Zantel in Q4 2019.

During Q1 2020, mobile customers declined 6.1%, ending the period with 11.7 million. In January 2020 stricter biometric customer registration requirements were implemented as mandated by the government, and dampened our customer growth during the quarter.

In Q1 2020, the number of customers that used mobile financial services (MFS) was 6.2 million, a 9.9% decrease from Q1 2019, as growth of our MFS customer base was also impacted by the new mobile customer registration requirements being implemented. As of March 31, 2020, our MFS customers represent approximately 53% of our Mobile customer base. ARPU declined 2.5%, due mostly to a reduction in regulated interconnection rates.

Earnings Release Q1 2020

Africa segment financial results

Please refer to Note 5 of our Unaudited Interim Condensed Consolidated Financial Statements for more details on our segments.

Africa Financial Highlights	Q1 2020	Q1 2019[i]	% change
($m, unless otherwise stated)
Revenue	89	94	(4.6)%
Service revenue	89	93	(4.6)%
EBITDAiii	30	31	(5.8)%
EBITDAiii margin %	33.2%	33.6%	(0.4) pt
Capexiii	5	7	(23.4)%
i)	2019 numbers have been restated to exclude Chad.

ii)	Organic YoY in local currency and constant perimeter to exclude Chad for all periods.

iii)	Organic growth, EBITDA and Capex are non-IFRS measures. See page 23 for a description of non-IFRS measures and for reconciliations to the nearest equivalent IFRS measures. 2019 EBITDA has been re-presented as a result in the change in cost allocation. Please refer to page 9 for a description and reconciliation of this representation.

In Tanzania, the government has not implemented any official quarantine related to COVID-19, but school has been suspended, international flights have been canceled, and people have been advised to refrain from gathering and are encouraged to use masks. Still, many citizens are choosing to stay at home, and we have witnessed a significant drop in foot traffic in commercial establishments, which has affected mobile top-ups. More than half of top-ups are already digital, which has mitigated the impact somewhat. The reduced mobility and commercial activity stemming from the pandemic has also affected our MFS business due to a drop in transactions and by the decline in remittances.

During Q1 2020, service revenue declined -4.6% due to the decline in our customer base following the implementation of a biometric customer registration system. In addition, a 50% cut to regulated interconnection rates impacted ARPU. As a result, EBITDA decreased 5.8% year-on-year due to the decline in revenues. EBITDA margin was roughly flat, decreasing 0.4 percentage points year-on-year to 33.2%, compared to 33.6% in Q1 2019.

Capex during Q1 2020 was $5 million, a decrease of $2 million compared to $7 million in Q1 2019.

Earnings Release Q1 2020

Corporate Responsibility highlights – Q1 2020

Responsible Leadership in Action: adapting our programs to the Covid-19 pandemic

We are working with key NGO and government partners to help local communities meet the challenges and opportunities presented by the COVID-19 pandemic through the digital transformation of our flagship programs, while providing the resources that communities need during the crisis.

Protecting Children

Responding to the COVID-19 pandemic, we have worked with UNICEF to distribute key messages to our customers on health, safety, online education, healthy family life and the responsible use of the internet while living in quarantine. Our operations are supporting UNICEF’s “Learning at Home” campaign. We are also engaging the ministries of education in our countries of operation with UNICEF to support their plans for virtual education for the rest of the 2020 school year.

In Bolivia, we partnered educational experts and civil society to train 55,000 teachers on digital education tools which will also provide them with a certificate on Digital Education issued by the Ministry of Education. In Colombia, we are taking our Conectate Segur@ content and adapting it to a communications campaign through our social media channels and our Cyber-Conscious webpage to reach adolescents and parents to promote the safe and productive use of technology.

Empowering Women

We are transitioning to virtual trainings for empowering women. Initial pilots are underway in Guatemala, Costa Rica and El Salvador. We will also expand the program throughout the region to help women navigate through current changes at home and work, maintain their physical and psychological health and prepare for changes to their lives after the crisis.

Health, safety and environment

With the emergence of the COVID-19 pandemic, Millicom’s Executive Team and the Health & Safety function are working hand-in-hand with our country operations to ensure the safety of our people as well as continuity of our critical services for the communities we serve. In late February, we activated our Group Crisis Management Team ("CMT") led by our CEO and comprised of the Executive Team and the Head of Security & Crisis Management. Additionally, we activated CMTs in each country to monitor and actively manage daily developments relating to COVID-19 in operations.

The health and safety of our workforce and customers during the COVID-19 pandemic have been a top priority this quarter. For this reason, we have implemented new workforce management guidelines designed to keep our employees safe while ensuring business continuity for critical operations. The vast majority of our employees in every country of operations are now working from the safety of their homes. For those employees in critical roles that cannot work remotely, we have implemented strict health and safety processes to include social distancing, reduction in permitted occupancy levels at our facilities and stores, as well as increased cleaning and sanitation of critical infrastructure workspaces. Additionally, we have provided our customer facing employees with personal protection equipment (facial masks, latex gloves, disinfectant for tools) to protect them and our customers.

During this reporting period, no fatalities were recorded.

Earnings Release Q1 2020

Compliance and anti-corruption program

During Q1, we reinforced our commitment to our Ethics & Compliance Program by initiating the implementation of the 2020 gateway Compliance KPI, which impacts executive remuneration in all local operations. The 2020 Compliance Communication and Training plan was launched in Q1 as well.

A task force has been created to track all COVID-19 contribution requests and ensure that we continue operating with integrity during the crisis. All requests, including time-sensitive requests from Public Institutions, the private sector, and NGOs, are thoroughly analyzed against our policies, due diligence processes and controls, and are recorded.

We continue integrating our Ethics and Compliance Program and related infrastructure into the companies acquired in 2019.

As part of our Third-Party Management Program, we continue working on the Due Diligence platform and integrated processes, to ensure enhancement of our risk-based onboarding screening and ongoing monitoring of our vendors.

Conference call details

A presentation and conference call to discuss these results will take place on April 30, 2020 at 14:00 (Stockholm) / 13:00 (London) / 08:00 (Miami). Please dial in 5-10 minutes before the scheduled start time to register your attendance. Dial-in numbers for the call are as follows:

Sweden:	+46 (0) 8566 18467	Luxembourg:	+352 2786 0549
UK:	+44 (0) 8444 819752	US:	+1 646 741 3167

The access code is: 2382113

A live audio stream, presentation slides, and replay information can be accessed at www.millicom.com.

Financial calendar

2020

Date	Event
April 30	Q1 2020 results and conference call
June 25	AGM
July 30	Q2 2020 results and conference call
October 30	Q3 2020 results and conference call

Earnings Release Q1 2020

For further information, please contact

Press:	Investors:
Vivian Kobeh, Corporate Communications Director	Michel Morin, VP Investor Relations
+1 (786) 628-5300	+1 (786) 628-5270
press@millicom.com	investors@millicom.com

Sarah Inmon, Investor Relations Manager
+1 (786) 628-5303
investors@millicom.com

About Millicom

Millicom (NASDAQ U.S.: TIGO, Nasdaq Stockholm: TIGO_SDB) is a leading provider of cable and mobile services dedicated to emerging markets in Latin America and Africa. Millicom sets the pace when it comes to providing high-speed broadband and innovation around The Digital Lifestyle services through its principal brand, TIGO. As of December 31, 2019, Millicom operating subsidiaries and joint ventures employed more than 22,000 people and provided mobile services to approximately 52 million customers, with a cable footprint of more than 11 million homes passed. Founded in 1992, Millicom International Cellular S.A. is headquartered in Luxembourg.

Earnings Release Q1 2020

Forward-Looking Statements

Statements included herein that are not historical facts, including without limitation statements concerning future strategy, plans, objectives, expectations and intentions, projected financial results, liquidity, growth and prospects, are forward-looking statements. Such forward-looking statements involve a number of risks and uncertainties and are subject to change at any time. In the event such risks or uncertainties materialize, Millicom’s results could be materially adversely affected. In particular, there is uncertainty about the spread of the COVID-19 virus and the impact it may have on Millicom's operations, the demand for Millicom's products and services, global supply chains and economic activity in general. The risks and uncertainties include, but are not limited to, the following:

•	global economic conditions and foreign exchange rate fluctuations as well as local economic conditions in the markets we serve;

•	potential disruption due to diseases, pandemics, political events, piracy or acts by terrorists, including the impact of the recent outbreak of the COVID-19 virus and the ongoing efforts throughout the world to contain it;

•	telecommunications usage levels, including traffic and customer growth;

•	competitive forces, including pricing pressures, the ability to connect to other operators’ networks and our ability to retain market share in the face of competition from existing and new market entrants as well as industry consolidation;

•	legal or regulatory developments and changes, or changes in governmental policy, including with respect to the availability of spectrum and licenses, the level of tariffs, tax matters, the terms of interconnection, customer access and international settlement arrangements;

•	adverse legal or regulatory disputes or proceedings;

•	the success of our business, operating and financing initiatives and strategies, including partnerships and capital expenditure plans;

•	the level and timing of the growth and profitability of new initiatives, start-up costs associated with entering new markets, the successful deployment of new systems and applications to support new initiatives;

•	relationships with key suppliers and costs of handsets and other equipment;

•	our ability to successfully pursue acquisitions, investments or merger opportunities, integrate any acquired businesses in a timely and cost-effective manner and achieve the expected benefits of such transactions;

•	the availability, terms and use of capital, the impact of regulatory and competitive developments on capital outlays, the ability to achieve cost savings and realize productivity improvements;

•	technological development and evolving industry standards, including challenges in meeting customer demand for new technology and the cost of upgrading existing infrastructure;

•	the capacity to upstream cash generated in operations through dividends, royalties, management fees and repayment of shareholder loans; and

•	other factors or trends affecting our financial condition or results of operations.

A further list and description of risks, uncertainties and other matters can be found in Millicom’s Registration Statement on Form 20-F, including those risks outlined in “Item 3. Key Information—D. Risk Factors,” and in Millicom’s subsequent U.S. Securities and Exchange Commission filings, all of which are available at www.sec.gov. To the extent COVID-19 adversely affects Millicom's business and financial results, it may also have the effect of heightening many of the risks described in its filings.

All forward-looking statements attributable to us or any person acting on our behalf are expressly qualified in their entirety by this cautionary statement. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof. Except to the extent otherwise required by applicable law, we do not undertake any obligation to update or revise forward-looking statements, whether as a result of new information, future events or otherwise.

Earnings Release Q1 2020

Non IFRS Measures

This press release contains financial measures not prepared in accordance with IFRS. These measures are referred to as “non-IFRS” measures and include: non-IFRS service revenue, non-IFRS EBITDA, and non-IFRS Capex, among others defined below. Annual growth rates for these non-IFRS measures are often expressed in organic constant currency terms to exclude the effect of changes in foreign exchange rates, the adoption of new accounting standards such as IFRS 16, and are proforma for material changes in perimeter due to acquisitions and divestitures. The non-IFRS financial measures are presented in this press release as Millicom’s management believes they provide investors with an additional information for the analysis of Millicom’s results of operations, particularly in evaluating performance from one period to another. Millicom’s management uses non-IFRS financial measures to make operating decisions, as they facilitate additional internal comparisons of Millicom’s performance to historical results and to competitors' results, and provides them to investors as a supplement to Millicom’s reported results to provide additional insight into Millicom’s operating performance. Millicom’s Remuneration Committee uses certain non-IFRS measures when assessing the performance and compensation of employees, including Millicom’s executive directors.

The non-IFRS financial measures used by Millicom may be calculated differently from, and therefore may not be comparable to, similarly titled measures used by other companies - refer to the section “Non-IFRS Financial Measure Descriptions” for additional information. In addition, these non-IFRS measures should not be considered in isolation as a substitute for, or as superior to, financial measures calculated in accordance with IFRS, and Millicom’s financial results calculated in accordance with IFRS and reconciliations to those financial statements should be carefully evaluated.

Financial Measure Descriptions

Service revenue is revenue related to the provision of ongoing services such as monthly subscription fees, airtime and data usage fees, interconnection fees, roaming fees, mobile finance service commissions and fees from other telecommunications services such as data services, short message services and other value-added services excluding telephone and equipment sales.

EBITDA is operating profit excluding impairment losses, depreciation and amortization, and gains/losses on fixed asset disposals.

Proportionate EBITDA is the sum of the EBITDA in every country where Millicom operates, including its Guatemala and Honduras joint ventures, pro rata for Millicom’s ownership stake in each country, less corporate costs that are not allocated to any country and inter-company eliminations.

Organic growth represents year-on-year growth excluding the impact of changes in FX rates, perimeter, and accounting. Changes in perimeter are the result of acquisitions and divestitures. Results from divested assets are immediately removed from both periods, whereas the results from acquired assets are included in both periods at the beginning (January 1) of the first full calendar year of ownership.

Net debt is Gross debt less cash and pledged and term deposits.

Net financial obligations is Net debt plus lease obligations.

Proportionate net financial obligations is the sum of the net financial obligations in every country where Millicom operates, including its Guatemala and Honduras joint ventures, pro rata for Millicom’s ownership stake in each country.

Leverage is the ratio of net financial obligations over LTM (last twelve month) EBITDA, proforma for acquisitions made during the last twelve months.

Proportionate leverage is the ratio of proportionate net financial obligations over LTM proportionate EBITDA, proforma for acquisitions made during the last twelve months.

Capex is balance sheet capital expenditure excluding spectrum and license costs and finance lease capitalizations from tower sale and leaseback transactions.

Earnings Release Q1 2020

Cash Capex represents the cash spent in relation to capital expenditure, excluding spectrum and licenses costs and lease capitalizations from tower sale and leaseback transactions.

Operating Cash Flow (OCF) is EBITDA less Capex.

Operating Free Cash Flow is OCF less changes in working capital and other non-cash items and taxes paid.

Equity Free Cash Flow is Operating Free Cash Flow less finance charges paid (net), less advances for dividends to non-controlling interests, plus dividends received from joint ventures.

Operating Profit After Tax displays the profit generated from the operations of the company after statutory taxes.

Return on Invested Capital (ROIC) is used to assess the Group’s efficiency at allocating the capital under its control to and is defined as Operating Profit After Tax, including Guatemala and Honduras as if fully consolidated, divided by the average invested Capital during the period.

Average Invested Capital is the capital invested in the company operation throughout the year and is calculated with the average of opening and closing balances of the total assets minus current liabilities (excluding debt, joint ventures, accrued interests, deferred and current tax, cash as well as investments and non-controlling interests), less assets and liabilities held for sale.

Underlying measures, such as Underlying service revenue, Underlying EBITDA, Underlying equity free cash flow, Underlying net debt, Underlying leverage, etc., include Guatemala and Honduras, as if fully consolidated.

Average Revenue per User per Month (“ARPU”) for our Mobile customers is (x) the total mobile and mobile financial services revenue (excluding revenue earned from tower rentals, call center, data and mobile virtual network operator, visitor roaming, national third parties roaming and mobile telephone equipment sales revenue) for the period, divided by (y) the average number of mobile subscribers for the period, divided by (z) the number of months in the period. We define ARPU for our Home customers in our Latin America segment as (x) the total Home revenue (excluding equipment sales, TV advertising and equipment rental) for the period, divided by (y) the average number of customer relationships for the period, divided by (z) the number of months in the period. ARPU is not subject to a standard industry definition and our definition of ARPU may be different to other industry participants.

Please refer to our Annual Report for a complete list of non-IFRS measures and their descriptions.

Earnings Release Q1 2020

Non-IFRS Reconciliations

Reconciliation from Reported Growth to Organic Growth for the Latam segmenti

Latam Segment ($ millions)	Revenue		Service Revenue		EBITDA		OCF
	Q1 2020	Q1 2019	Q1 2020	Q1 2019	Q1 2020	Q1 2019	Q1 2020	Q1 2019
A- Current period	1,504	1,426	1,395	1,331	600	587	427	419
B- Prior year period	1,426	1,353	1,331	1,259	587	518	419	366
C- Reported growth (A/B)	5.5%	5.4%	4.8%	5.8%	2.3%	13.4%	1.9%	14.4%
D- Accounting change impact	—	—	—	—	—	8.1%	—	11.5%
E- Change in Perimeter impact	8.0%	7.1%	8.1%	7.6%	7.8%	7.5%	10.3%	5.2%
F- FX impact	(3.5)%	(5.6)%	(3.5)%	(5.6)%	(3.1)%	(5.7)%	(4.4)%	(8.0)%
G- Other	—	0.1%	—	0.1%	0.1%	(1.1)%	(0.1)%	(1.6)%
H- Organic Growth (C-D-E-F-G)	0.9%	3.8%	0.2%	3.7%	(2.5)%	4.5%	(3.9)%	7.3%

Reconciliation from Reported Growth to Organic Growth for the main Latam markets

Service Revenue ($ millions)	Q1 2020	Q1 2019	Organic	FX	Perimeter	Other	Reported
Guatemala	319	303	4.8%	0.6%	—%	—%	5.4%
Colombia	332	368	1.2%	(10.9)%	—%	(0.1)%	(9.8)%
Paraguay	134	146	(1.5)%	(6.8)%	—%	0.1%	(8.3)%
Honduras	133	138	(2.3)%	(1.3)%	—%	0.1%	(3.5)%
Bolivia	155	154	0.4%	—%	—%	—%	0.4%
Panama	148	100	(5.2)%	—%	56.5%	(2.9)%	48.4%
El Salvador	88	88	(0.9)%	—%	—%	—%	(0.9)%
Nicaragua, Costa Rica & Eliminations	87	35	NM	NM	NM	NM	NM
Latam*	1,395	1,331	0.2%	(3.5)%	8.1%	—%	4.8%

* Perimeter impact on Latam segment reflects acquisition of mobile businesses in Panama and Nicaragua during 2019.

EBITDA ($ millions)	Q1 2020	Q1 2019	Organic	FX	Accounting	Perimeter	Other	Reported
Guatemala	194	190	1.6%	0.6%	—%	—%	—%	2.2%
Colombia	119	136	(2.3)%	(10.7)%	—%	—%	0.2%	(12.8)%
Paraguay	64	76	(10.0)%	(6.8)%	—%	—%	0.6%	(16.1)%
Honduras	64	66	(3.0)%	(1.3)%	—%	—%	0.1%	(4.1)%
Bolivia	62	63	(2.1)%	—%	—%	—%	—%	(2.1)%
Panama	69	44	1.0%	—%	—%	54.4%	0.5%	55.9%
El Salvador	35	35	0.7%	—%	—%	—%	—%	0.7%
Nicaragua, Costa Rica, Corp Costs & Eliminations	(6)	(25)	NM	NM	—%	NM	NM	NM
Latam*	600	587	(2.5)%	(3.1)%	—%	7.8%	0.1%	2.3%

* Perimeter impact on Latam segment reflects acquisition of mobile businesses in Panama and Nicaragua during 2019.

i

See

Note 5 of our Unaudited Interim Condensed Consolidated Financial Statements for details on our segments.

Earnings Release Q1 2020

ARPU reconciliations

Latam Segment - Mobile ARPU Reconciliation	Q1 20	Q1 19
Mobile service revenue ($m)	843	778
Mobile Service revenue ($m) from non Tigo customers ($m) *	(12)	(19)
Mobile Service revenue ($m) from Tigo customers (A)	831	759
Mobile customers - end of period (000)	39,449	33,891
Mobile customers - average (000) (B) **	39,647	33,791
Mobile ARPU (USD/Month) (A/B/number of months)	7.0	7.5

* Refers to TV advertising, production services, MVNO, DVNO, equipment rental revenue, call center revenue, national roaming, equipment sales, visitor roaming, tower rental, DVNE, and other non-customer driven revenue.

** Average QoQ for the quarterly view is the average of the last quarter.

Latam Segment - Home ARPU Reconciliation	Q1 20	Q1 19
Home service revenue ($m)	384	376
Home service revenue ($m) from non Tigo customers ($m) *	(8)	(9)
Home service revenue ($m) from Tigo customers (A)	376	367
Customer Relationships - end of period (000) **	4,391	4,187
Customer Relationships - average (000) (B) ***	4,366	4,126
Home ARPU (USD/Month) (A/B/number of months)	28.7	29.5

* TV advertising, production services, equipment rental revenue, call center revenue, equipment sales and other non customer driven revenue.

** Represented by homes connected all technologies (HFC + Other Technologies + DTH & Wimax RGUs).

*** Average QoQ for the quarterly view is the average of the last quarter.

One-off Summary

Q1 2020 ($ millions)	Revenue	EBITDA	Comment
Nicaragua	—	(8)	Municipal withholding tax on acquisition
Latam Total	—	(8)

Earnings Release Q1 2020

Foreign Exchange rates used to support FX impact calculations in the above Organic Growth reconciliations

		Average FX rate (vs. USD)					End of period FX rate (vs. USD)
		Q1 20	Q4 19	QoQ	Q1 19	YoY	Q1 20	Q4 19	QoQ	Q1 19	YoY
Bolivia	BOB	6.91	6.91	0.0%	6.91	0.0%	6.91	6.91	0.0%	6.91	0.0%
Colombia	COP	3,573	3,413	(4.5)%	3,165	(11.4)%	4,065	3,277	(19.4)%	3,175	(21.9)%
Costa Rica	CRC	577	578	0.1%	607	5.1%	587	576	(2.0)%	599	2.0%
Guatemala	GTQ	7.68	7.71	0.4%	7.72	0.5%	7.68	7.70	0.2%	7.68	(0.1)%
Honduras	HNL	24.77	24.72	(0.2)%	24.47	(1.2)%	24.84	24.72	(0.5)%	24.52	(1.3)%
Nicaragua	NIO	33.96	33.70	(0.8)%	32.53	(4.2)%	34.09	33.84	(0.7)%	32.33	(5.2)%
Paraguay	PYG	6,514	6,434	(1.2)%	6,071	(6.8)%	6,563	6,453	(1.7)%	6,181	(5.8)%
Ghana	GHS	5.61	5.53	(1.4)%	5.10	(9.1)%	5.76	5.73	(0.5)%	4.40	(23.6)%
Tanzania	TZS	2,300	2,297	(0.2)%	2,318	0.8%	2,301	2,299	(0.1)%	2,256	(2.0)%

Reconciliation Net financial obligations to EBITDA to Proportionate net financial obligations to EBITDA as of March 31, 2020 and December 31, 2019

Debt Information - March 31, 2020	Financial obligations			EBITDA	Proforma
$ millions	Gross	Cash	Net		Adjustments*	EBITDA	Leverage
Millicom Group (IFRS)	7,378	1,547	5,831	1,542	—	—	—
Plus: Guatemala	1,168	150	1,018	752	—	—
Plus: Honduras	421	52	370	277	—	—
Less: Corporate Costs	—	—	—	(37)	—	—
Underlying Millicom Group (Non-IFRS)	8,967	1,749	7,219	2,535	46	2,581	2.80x
Less: 50% Minority Stake in Colombia	509	66	443	246
Less: 45% Minority Stake in Guatemala	526	68	458	339
Less: 33% Minority Stake in Honduras	140	17	123	92
Less: 20% Minority Stake in Panama	200	15	186	49	8
Less: 1.5% Minority Stake in Tanzania	7	—	6	2
Proportionate Millicom Group (Non-IFRS)	7,585	1,582	6,003	1,807	38	1,845	3.25x

* Proforma adjusted EBITDA related to mobile acquisitions in Nicaragua and Panama.

Earnings Release Q1 2020

December 31, 2019	Financial obligations			EBITDA	Proforma
$ millions	Gross	Cash	Net		Adjustments*	EBITDA	Leverage
Millicom Group (IFRS)	7,036	1,166	5,870	1,530	—	—
Plus: Guatemala	1,172	189	983	748	—	—	—
Plus: Honduras	423	40	383	280	—	—	—
Less: Corporate Costs	—	—	—	(36)	—	—	—
Underlying Millicom Group (Non-IFRS)	8,631	1,395	7,236	2,522	95	2,617	2.76x
Less: 50% Minority Stake in Colombia	606	107	499	255	—	—	—
Less: 45% Minority Stake in Guatemala	528	85	442	337	—	—	—
Less: 33% Minority Stake in Honduras	141	13	128	93	—	—	—
Less: 20% Minority Stake in Panama	201	12	189	45	13	—	—
Less: 1.5% Minority Stake in Tanzania	6	—	6	2	—	—	—
Proportionate Millicom Group (Non-IFRS)	7,149	1,177	5,972	1,791	82	1,872	3.19x

* Proforma adjusted EBITDA related to mobile acquisitions in Nicaragua and Panama.

Debt maturity profile

	2020	2021	2022	2023	2024	2025	2026	2027	2028	2029	>2030
International Bonds	—	—	—	—	1,000	500	500	550	500	750	600
Floating MIC S.A. Sustain. Bond Due 2024*	—	—	—	—	200	—	—	—	—	—	—
6.875% Comcel $800m Bond Due 2024	—	—	—	—	800	—	—	—	—	—	—
6.000% MIC S.A. $500m Bond Due 2025	—	—	—	—	—	500	—	—	—	—	—
6.625% MIC S.A. $500m Bond Due 2026	—	—	—	—	—	—	500	—	—	—	—
5.875% Telecel $550m Bond Due 2027	—	—	—	—	—	—	—	550	—	—	—
5.125% MIC S.A. $500m Bond Due 2028	—	—	—	—	—	—	—	—	500	—	—
6.250% MIC S.A. $750m Bond Due 2029	—	—	—	—	—	—	—	—	—	750	—
4.500% Cable Onda $600m Bond Due 2030	—	—	—	—	—	—	—	—	—	—	600
Local Bonds (Colombia & Bolivia)	39	44	46	100	95	200	100	4	2	15	56
Bank and DFI	72	124	459	441	786	389	32	111	39	110	30
Total	111	168	504	541	1,880	1,089	632	666	541	875	685
% of Total	1.4%	2.2%	6.6%	7.0%	24.4%	14.2%	8.2%	8.7%	7.0%	11.4%	8.9%

Earnings Release Q1 2020

Capex Reconciliation

Capex Reconciliation	Q1 20	Q1 19
Consolidated:
Additions to property, plant and equipment	108	112
Additions to licenses and other intangibles	44	26
Of which spectrum and license costs	21	—
Total consolidated additions	153	139
Of which is capital expenditures related to the corporate offices	2	1

Latin America Segment	Q1 20	Q1 19
Additions to property, plant and equipment	145	137
Additions to licenses and other intangibles	133	31
Of which spectrum and license costs	104	—
Latin America Segment total additions (Underlying)	278	168
Capex excluding spectrum and lease capitalizations	174	168

Africa Segment	Q1 20	Q1 19
Additions to property, plant and equipment	5	7
Additions to licenses and other intangibles	—	—
Of which spectrum and license costs	—	—
Africa Segment total additions	5	7
Capex excluding spectrum and lease capitalizations	5	7

Earnings Release Q1 2020

Operating Free Cash Flow Reconciliation

Cash Flow Data	Q1 20	Q1 19
Net cash provided by operating activities	106	147
Purchase of property, plant and equipment	(179)	(170)
Proceeds from sale of property, plant and equipment	—	9
Purchase of intangible assets and licenses	(91)	(79)
Proceeds from sale of intangible assets	—	—
Net purchase/proceeds for property, plant and equipment and intangible assets	(270)	(240)
(Less) Proceeds from sale of towers part of tower sale and leaseback transactions	—	(7)
(Less) Purchase of spectrum and licenses	39	7
(Less) Finance charges paid, net	141	95
Operating free cash flow	15	1

Equity Free Cash Flow Reconciliation

Cash Flow Data	Q1 20	Q1 19
Net cash provided by operating activities	106	147
Purchase of property, plant and equipment	(179)	(170)
Proceeds from sale of property, plant and equipment	—	9
Proceeds from sale of towers part of tower sale and leaseback transactions	—	(7)
Purchase of intangible assets	(91)	(79)
Proceeds from sale of intangible assets	—	—
Purchase of spectrum and licenses	39	7
Finance charges paid, net	141	95
Operating free cash flow	15	1
Interest (paid), net	(141)	(95)
Free cash flow	(126)	(94)
Dividends received from joint ventures (Guatemala and Honduras)	24	51
Dividends paid to non-controlling interests	—	(11)
Equity free cash flow	(102)	(54)

OCF (EBITDA- Capex) Reconciliation

Latam OCF Underlying	Q1 20	Q1 19
Latam EBITDA	600	587
(-) Capex (Ex. Spectrum)	174	168
Latam OCF	427	419

Africa OCF	Q1 20	Q1 19
Africa EBITDA	30	31
(-) Capex (Ex. Spectrum)	5	7
Africa OCF	24	25

Earnings Release Q1 2020

Guatemala and Honduras Financial Information (unaudited)

Until 2015, Millicom group results included Guatemala and Honduras on a 100% consolidation basis. Since 2016, these businesses are treated as joint ventures and are consolidated using the equity method. To aid investors to better track the evolution of the company’s performance over time, we provide the following indicative unaudited financial statement data for the Millicom group as if our Guatemala and Honduras joint ventures had been fully consolidated.

Income statement data Q1 2020	Millicom (IFRS)	Guatemala and Honduras JVs	Eliminations	Underlying (non-IFRS)
($millions)
Revenue	1,088	505	—	1,592
Cost of sales	(305)	(116)	—	(421)
Gross profit	783	389	—	1,172
Operating expenses	(401)	(141)	—	(542)
EBITDA	382	248	—	630
EBITDA margin	35.1%	49.1%	—	39.5%
Depreciation & amortization	(296)	(114)	—	(409)
Share of net profit in joint ventures	45	—	(45)	—
Other operating income (expenses), net	3	—	—	2
Operating profit	134	134	(45)	223
Net financial expenses	(141)	(25)	—	(167)
Other non-operating income (expenses), net	(159)	(3)	—	(161)
Gains (losses) from associates	—	—	—	—
Profit (loss) before tax	(167)	106	(45)	(106)
Net tax credit (charge)	16	(23)	—	(7)
Profit (loss) for the period	(151)	83	(45)	(113)
Profit (loss) from discontinued operations	—	—	—	—
Non-controlling interests	28	(38)	—	(10)
Net profit (loss) for the period	(122)	45	(45)	(122)

Earnings Release Q1 2020

Balance Sheet data ($ millions)	Millicom IFRS	Guatemala and Honduras JVs	Underlying (non-IFRS)
ASSETS
Intangible assets, net	3,105	2,898	6,003
Property, plant and equipment, net	2,605	906	3,510
Right of Use Assets	880	292	1,172
Investments in joint ventures and associates	2,863	(2,838)	24
Other non-current assets	279	185	465
TOTAL NON-CURRENT ASSETS	9,731	1,443	11,175
Inventories, net	50	37	87
Trade receivables, net	358	77	435
Other current assets	862	368	1,230
Restricted cash	147	13	160
Cash and cash equivalents	1,545	202	1,747
TOTAL CURRENT ASSETS	2,962	698	3,660
Assets held for sale	4	—	4
TOTAL ASSETS	12,697	2,141	14,838

EQUITY AND LIABILITIES
Equity attributable to owners of the Company	2,185	(41)	2,144
Non-controlling interests	216	624	840
TOTAL EQUITY	2,401	583	2,984
Debt and financing	7,198	1,524	8,723
Other non-current liabilities	1,000	(205)	795
TOTAL NON-CURRENT LIABILITIES	8,199	1,319	9,517
Debt and financing	180	65	245
Other current liabilities	1,918	174	2,092
TOTAL CURRENT LIABILITIES	2,098	239	2,337
Liabilities directly associated with assets held for sale	—	—	—
TOTAL LIABILITIES	10,297	1,558	11,854
TOTAL EQUITY AND LIABILITIES	12,697	2,141	14,838

Earnings Release Q1 2020

Cash Flow Data	Millicom IFRS	Guatemala and Honduras JVs	Underlying (non-IFRS)
($millions)
Profit (loss) before taxes from continuing operations	(167)	61	(106)
Profit (loss) for the period from discontinued operations	—	—	—
Profit (loss) before taxes	(167)	61	(106)
Net cash provided by operating activities (incl. discontinued ops)	106	178	284
Net cash used in investing activities (incl. discontinued ops)	(222)	(179)	(402)
Net cash from (used by) financing activities (incl. discontinued ops)	528	(25)	503
Exchange impact on cash and cash equivalents, net	(30)	(1)	(31)
Net (decrease) increase in cash and cash equivalents	381	(27)	354
Cash and cash equivalents at the beginning of the period	1,164	229	1,393
Effect of cash in disposal group held for sale	—	—	—
Cash and cash equivalents at the end of the period	1,545	202	1,747

Regulatory Statement

This information was prior to this release inside information and is information that Millicom is obliged to make public pursuant to the EU Market Abuse Regulation. This information was submitted for publication, through the agency of the contact person set out above, at 12:00 CET on April 30, 2020.

Unaudited Interim

Condensed Consolidated

Financial Statements

For the three-month period ended March 31, 2020

April 30, 2020

1

Unaudited Interim Condensed Consolidated Financial Statements for the three-month period ended March 31, 2020

Unaudited interim condensed consolidated statement of income for the three-month period ended March 31, 2020

in millions of U.S dollars except per share data	Notes	Three months ended March 31, 2020 (i)	Three months ended March 31, 2019 (i)
Revenue	5	1,088	1,035
Cost of sales		(305)	(291)
Gross profit		783	743
Operating expenses		(401)	(374)
Depreciation	3	(223)	(199)
Amortization		(73)	(60)
Share of profit in the joint ventures in Guatemala and Honduras	15	45	44
Other operating income (expenses), net		3	5
Operating profit	5	134	161
Interest and other financial expenses	10	(147)	(140)
Interest and other financial income		6	4
Other non-operating (expenses) income, net	6	(159)	12
Profit (loss) from other joint ventures and associates, net		—	3
Profit (loss) before taxes from continuing operations		(167)	41
Tax (charge) credit, net		16	(18)
Profit (loss) from continuing operations		(151)	23
Profit (loss) from discontinued operations, net of tax	4	—	—
Net profit (loss) for the period		(151)	23

Attributable to:
The owners of Millicom		(122)	13
Non-controlling interests		(28)	10

(Loss)/Earnings per common share for net profit/ (loss) attributable to the owners of the Company:
Basic ($)	7	(1.21)	0.13
Diluted ($)	7	(1.21)	0.13

(i)  Restated for discontinued operations (see note 4) and as a result of the finalization of the purchase accounting of latest acquisitions (see note 3).

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements

2

Unaudited Interim Condensed Consolidated Financial Statements for the three-month period ended March 31, 2020

Unaudited interim condensed consolidated statement of comprehensive income for the three-month period ended March 31, 2020

in millions of U.S dollars	Three months ended March 31, 2020 (i)	Three months ended March 31, 2019 (i)
Net profit (loss) for the period	(151)	23
Other comprehensive income (to be reclassified to statement of income in subsequent periods), net of tax:
Exchange differences on translating foreign operations	(99)	7
Change in value of cash flow hedges, net of tax effects	(18)	(1)
Total comprehensive income (loss) for the period	(268)	30

Attributable to
Owners of the Company	(217)	16
Non-controlling interests	(50)	14

Total comprehensive income for the period arises from:
Continuing operations	(268)	31
Discontinued operations	—	(1)

(i)  Restated for discontinued operations (see note 4) and as a result of the finalization of the purchase accounting of latest acquisitions (see note 3).

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements

3

Unaudited Interim Condensed Consolidated Financial Statements for the three-month period ended March 31, 2020

Unaudited interim condensed consolidated statement of financial position as at March 31, 2020

in millions of U.S dollars	Notes	March 31, 2020	December 31, 2019 (audited)
ASSETS
NON-CURRENT ASSETS
Intangible assets, net	9	3,105	3,219
Property, plant and equipment, net	8	2,605	2,883
Right of use assets		880	977
Investments in joint ventures	15	2,838	2,797
Investments in associates		24	25
Contract costs, net		5	5
Deferred tax assets		180	200
Other non-current assets	12	94	104
TOTAL NON-CURRENT ASSETS		9,731	10,210

CURRENT ASSETS
Inventories		50	32
Trade receivables, net		358	371
Contract assets, net		39	41
Amounts due from non-controlling interests, associates and joint ventures	12	24	29
Prepayments and accrued income		193	156
Current income tax assets		130	119
Supplier advances for capital expenditure		21	22
Equity investments	14	292	371
Other current assets		163	181
Restricted cash		147	155
Cash and cash equivalents		1,545	1,164
TOTAL CURRENT ASSETS		2,962	2,641
Assets held for sale	4	4	5
TOTAL ASSETS		12,697	12,856

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements

4

Unaudited Interim Condensed Consolidated Financial Statements for the three-month period ended March 31, 2020

Unaudited interim condensed consolidated statement of financial position as at March 31, 2020 (continued)

in millions of U.S dollars	Notes	March 31, 2020	December 31, 2019 (audited)
EQUITY AND LIABILITIES
EQUITY
Share capital and premium		631	633
Treasury shares		(38)	(51)
Other reserves		(652)	(544)
Retained profits		2,367	2,222
Profit (loss) for the period attributable to equity holders		(122)	149
Equity attributable to owners of the Company		2,185	2,410
Non-controlling interests		216	271
TOTAL EQUITY		2,401	2,680

LIABILITIES
NON-CURRENT LIABILITIES
Debt and financing	10	6,327	5,786
Lease liabilities	10	872	967
Derivative financial instruments	13	44	17
Amounts due to non-controlling interests, associates and joint ventures	12	353	337
Provisions and other non-current liabilities		337	383
Deferred tax liabilities		266	279
TOTAL NON-CURRENT LIABILITIES		8,199	7,770

CURRENT LIABILITIES
Debt and financing	10	83	186
Lease liabilities	10	97	97
Put option liability	13	255	264
Payables and accruals for capital expenditure		223	348
Other trade payables		280	289
Amounts due to non-controlling interests, associates and joint ventures	12	172	161
Accrued interest and other expenses		381	432
Current income tax liabilities		78	75
Contract liabilities		78	82
Provisions and other current liabilities		452	474
TOTAL CURRENT LIABILITIES		2,098	2,406
TOTAL LIABILITIES		10,297	10,176
TOTAL EQUITY AND LIABILITIES		12,697	12,856

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements

5

Unaudited Interim Condensed Consolidated Financial Statements for the three-month period ended March 31, 2020

Unaudited interim condensed consolidated statement of cash flows for the three-month period ended March 31, 2020

in millions of U.S dollars	Notes	March 31, 2020	March 31, 2019 (i)
Cash flows from operating activities (including discontinued operations)
Profit (loss) before taxes from continuing operations		(167)	41
Profit (loss) before taxes from discontinued operations	4	—	1
Profit (loss) before taxes		(167)	42
Adjustments to reconcile to net cash:
Interest expense on leases		39	37
Interest expense on debt and other financing		108	103
Interest and other financial income		(6)	(4)
Adjustments for non-cash items:
Depreciation and amortization	5	296	265
Share of profit in Guatemala and Honduras joint ventures		(45)	(44)
(Gain) on disposal and impairment of assets, net	4	(3)	(5)
Share based compensation		6	6
Loss from other joint ventures and associates, net		—	(3)
Other non-cash non-operating (income) expenses, net	6	159	(12)
Changes in working capital:
Decrease (increase) in trade receivables, prepayments and other current assets, net		(98)	(210)
Decrease in inventories		(22)	(11)
Increase (decrease) in trade and other payables, net		(11)	79
Changes in contract assets, liabilities and costs, net		—	3
Total changes in working capital		(130)	(139)
Interest paid on leases		(37)	(32)
Interest paid on debt and other financing		(110)	(66)
Interest received		7	3
Taxes paid	5	(11)	(3)
Net cash provided by operating activities		106	147
Cash flows from (used in) investing activities (including discontinued operations):
Proceeds from disposal of subsidiaries and associates, net of cash disposed	4	17	—
Purchase of intangible assets and licenses	9	(91)	(79)
Purchase of property, plant and equipment	8	(179)	(170)
Proceeds from sale of property, plant and equipment	8	—	9
Dividends and dividend advances received from joint ventures	15	24	51
Cash in escrow		—	(500)
Cash (used in) provided by other investing activities, net		6	6
Net cash used in investing activities		(222)	(683)

6

Unaudited Interim Condensed Consolidated Financial Statements for the three-month period ended March 31, 2020

Unaudited interim condensed consolidated statement of cash flows for the three-month period ended March 31, 2020 (continued)

Cash flows from financing activities (including discontinued operations):
Proceeds from debt and other financing	10	706	959
Repayment of debt and other financing	10	(136)	(421)
Lease capital repayment		(32)	(25)
Advances and dividends paid to non-controlling interests		—	(11)
Share repurchase program		(10)	—
Net cash provided by (used in) financing activities		528	502
Exchange impact on cash and cash equivalents,net		(30)	2
Net (decrease) increase in cash and cash equivalents		381	(33)
Cash and cash equivalents at the beginning of the year		1,164	528
Cash and cash equivalents at the end of the period		1,545	495

(i)  Restated for discontinued operations (see note 4) and as a result of the finalization of the purchase accounting of latest acquisitions (see note 3).

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements

7

Unaudited Interim Condensed Consolidated Financial Statements for the three-month period ended March 31, 2020

Unaudited interim condensed consolidated statements of changes in equity for the three-month period ended March 31, 2020 and years ended December 31, 2019 and 2018

in millions of U.S dollars	Number of shares (000’s)	Number of shares held by the Group (000’s)	Share capital	Share premium	Treasury shares	Retained profits(i)	Other reserves	Total	Non- controlling interests	Total equity
Balance on December 31, 2018	101,739	(914)	153	482	(81)	2,525	(538)	2,542	251	2,792
Total comprehensive income for the period	—	—	—	—	—	13	3	16	14	30
Dividends to non controlling interests	—	—	—	—	—	—	—	—	(1)	(1)
Purchase of treasury shares	—	(96)	—	—	(8)	—	—	(8)	—	(8)
Share based compensation	—	—	—	—	—	—	6	6	—	6
Issuance of shares under share-based payment schemes	—	359	—	(2)	32	(7)	(20)	3	—	3
Balance on March 31, 2019 (ii)	101,739	(650)	153	481	(57)	2,532	(549)	2,558	264	2,822

Balance on December 31, 2019	101,739	(581)	153	480	(51)	2,372	(544)	2,409	271	2,680
Total comprehensive income for the period	—	—	—	—	—	(122)	(95)	(217)	(50)	(268)
Dividends to non controlling interests	—	—	—	—	—	—	—	—	(4)	(4)
Purchase of treasury shares (iii)	—	(405)	—	—	(16)	2	—	(13)	—	(13)
Share based compensation	—	—	—	—	—	—	6	6	—	7
Issuance of shares under share-based payment schemes	—	324	—	(2)	29	(8)	(19)	—	—	—
Balance on March 31, 2020	101,739	(662)	153	479	(38)	2,244	(652)	2,185	216	2,401
(i)	Retained profits – includes profit for the period attributable to equity holders, of which at March 31, 2020, $317 million (2019: $306 million; 2018: $324 million) are not distributable to equity holders.

(ii)	Restated as a result of the finalization of the purchase accounting of latest acquisitions (see note 3).

(iii)	During the three-month period ended March 31, 2020, Millicom repurchased 342,251 shares for a total amount of $10 million and withheld approximately 62,000 shares for settlement of tax obligations on behalf of employees under share-based compensation plans.

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements

8

Unaudited Interim Condensed Consolidated Financial Statements for the three-month period ended March 31, 2020

Notes to the unaudited interim condensed consolidated statements

1. ORGANIZATION

Millicom International Cellular S.A. (the “Company” or “MIC SA”), a Luxembourg Société Anonyme, and its subsidiaries, joint ventures and associates (the “Group” or “Millicom”) is an international telecommunications and media company providing digital lifestyle services in emerging markets, through mobile and fixed telephony, cable, broadband, and Pay-TV in Latin America and Africa.

On April 29, 2020, the Board of Directors authorized these unaudited interim condensed consolidated financial statements for issuance.

2. SUMMARY OF CONSOLIDATION AND ACCOUNTING POLICIES

These interim condensed consolidated financial statements of the Group are unaudited. They are presented in US dollars and have been prepared in accordance with International Accounting Standard (“IAS”) 34 ‘Interim Financial Reporting’ as issued by the International Accounting Standards Board and as adopted by the European Union. In the opinion of management, these unaudited interim condensed consolidated financial statements reflect all adjustments that are necessary for a proper presentation of the results for interim periods. Millicom’s operations are not affected by significant seasonal or cyclical patterns.

These unaudited interim condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements for the period ended December 31, 2019. These financial statements are prepared in accordance with consolidation and accounting policies consistent with the December 31, 2019 consolidated financial statements, except for the changes described below.

COVID-19 - Qualitative and quantitative assessment on business activities, financial situation and economic performance

The outbreak of a novel and highly contagious form of coronavirus (“COVID-19”), which the World Health Organization has declared to constitute a pandemic, has resulted in numerous deaths, adversely impacted global commercial activity and contributed to significant volatility in global equity and debt markets. The impact of the outbreak is rapidly evolving, and most countries globally, including a majority of the countries where we operate, have reacted by implementing severe restrictions on travel and public gatherings, including the closing of offices, businesses, schools, retail stores and other public venues, and by instituting curfews or quarantines.

Such measures, as well as the general uncertainty surrounding the dangers of COVID-19, have produced a significant disruption in economic activity and are having an adverse impact on transportation, hospitality, tourism, entertainment and other industries. As a result, many economists now project a severe global recession and a contraction in economic activity in Latin America in 2020, including the countries where we operate. In addition, many currencies globally have weakened against the U.S. dollar since the onset of the pandemic. In our markets, the Colombian peso has weakened meaningfully year-to-date, and some of our other markets may experience increased currency volatility in coming months.

Impact on our markets and business

To date, the countries where we operate have reported fewer cases and fatalities related to COVID-19 than in Europe and the United States, but this may reflect a relative lack of testing and reporting, and the number of cases and deaths both continue

9

Unaudited Interim Condensed Consolidated Financial Statements for the three-month period ended March 31, 2020

2. SUMMARY OF CONSOLIDATION AND ACCOUNTING POLICIES (Continued)

to rise. That said, most governments in our markets were quick to implement severe restrictions, which may prove effective at containing the spread of the virus and its impact on health systems and economies.

As one of the largest private companies in many of our markets, we have been supporting local governments and health officials in many ways, especially by communicating important information to the public.

Our business is at the core of the contingency plans for the millions of individuals and companies who rely on us to connect them to their family and friends, business partners, and to the world. As a result, we have observed an increase in traffic of approximately 40-50% on our fixed networks since restrictions were imposed by governments in our markets, whilst the impact on our mobile networks have been more modest. However, we have also seen the negative impact of the disruption to our sales and distribution channels caused by the closure of many of our stores and points of sale. These closures impact our ability to service and to collect from our customers and to sell products and services, including postpaid mobile and residential cable subscriptions and prepaid SIM cards and top-ups.

Governments in some countries have mandated that companies such as ours avoid disconnecting clients for non-payment, that we waive fees for late payments, and/or that we defer late payments over an extended period of two or three years, among other measures. Unfortunately, news headlines related to the implementation of such regulatory measures have, at times, created some confusion among our customers and has exacerbated the disruption to our collections. We are working closely with these governments to ensure our full compliance with the measures, and we have gradually rolled out "lifeline products" to all our markets to retain customers who are temporarily unable to pay for our services, while also providing an incentive for other customers to continue to pay fully and in a timely manner.

Finally, our supply chain continues to function without any meaningful interruption, and we have taken steps to continue to secure sufficient inventory and supplies.

Management action

It is difficult to predict whether the challenges we have been facing since mid-March will continue for the remainder of 2020 or 2021 and beyond, but we have implemented the following initiatives aimed at preserving our strong cash flow and liquidity in 2020:

1. cost savings of at least $100 million, reflecting lower levels of activity as well as new measures;

2. capex reduction of $200-300 million, as we focus resources on adding capacity and preserving network integrity;

3. cancellation of the dividend for 2020 ($100 million); and,

4. suspension of the share buyback program (approximately $150 million in 2020).

Impact on liquidity and financial resources

As of March 31, 2020, we had $1,747 million in cash and cash equivalents, including 0.2 billion cash held in our joint ventures in Guatemala and Honduras. During the period, we drew $337 million from our $600 million revolving credit facility (RCF), such that we ended Q1 2020 with approximately $2 billion of liquidity, when considering both our cash (including joint ventures) and the undrawn portion of the RCF.

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Unaudited Interim Condensed Consolidated Financial Statements for the three-month period ended March 31, 2020

2. SUMMARY OF CONSOLIDATION AND ACCOUNTING POLICIES (Continued)

In contrast, including our joint ventures in Guatemala and Honduras, we had relatively modest financial obligations maturing near term, including $111 million in 2020 and $168 million in 2021. We are currently in compliance with all of our covenants, and we continue to have significant headroom over our principal leverage covenant.

Impact on accounting matters

As COVID-19 continues to spread, the potential impacts, including a global, regional or other economic recession, are increasingly uncertain and difficult to assess. Nevertheless, we have identified potential significant accounting implications in the following areas:

•	Impairment of non-financial assets/goodwill/investments in joint ventures

We have noticed reduced economic activity across the countries where we operate, and our operations are suffering lower revenues, EBITDA and margins, which might indicate potential impairments. Given this outbreak is still very recent and considering the uncertainty of its effects on future periods, management believes it is too early to re-perform a complete impairment test in the first quarter of 2020. However, in order to better capture the risks inherent in this more uncertain operating environment, management has updated the sensitivity analysis performed in the framework of its 2019 goodwill impairment testing by deteriorating EBITDA sensitivity from initially 2% to 10% decrease. In parallel, discount rates used in 2019 impairment tests have also been increased by 100 bps to 500 bps depending on the countries. As a result of these changes, management notes an increased impairment risk for its cash generating units (CGUs) in Nicaragua, El Salvador and Costa Rica. Management will continue to monitor the impairment risk for these CGUs in the coming months.

•	Impairment of trade receivables / Revenue recognition

Given the very recent outbreak in our markets, we did not see any significant effects on collections as of March closing. However, this area is monitored very closely by management. As such, IFRS 9 provision matrix and bad debt provisions are being updated on a regular basis to reflect the probability for the Group of collecting receivables. While no significant effects were noted so far, the liquidity risk might be increasing in the coming months.

In addition, the Group continues to monitor and review revenue recognition in accordance with the requirements of IFRS 15, in particular with respect to the probability of collectability, particularly in countries where governments are mandating continuity of service.

•	Income taxes

Considering the current outbreak and the uncertainty around its effects, management considered that a full Effective Tax Rate ("ETR") approach was appropriate to determine the Q1 2020 group tax charge.

Nevertheless, despite the fact that this outbreak is still very recent and its effect on future periods yet to be assessed, when such ETR has not been considered as representative for the period, a further analysis was performed to reach a more meaningful ETR, based on the best assessment possible with the available information. In some specific cases, such as loss-making operations or one-offs (prior year adjustments, tax audits, non-routine transactions), a deeper analysis was performed to assess the impact on the resulting tax charge.

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Unaudited Interim Condensed Consolidated Financial Statements for the three-month period ended March 31, 2020

2. SUMMARY OF CONSOLIDATION AND ACCOUNTING POLICIES (Continued)

The Q1 2019 tax charge was the result of a full current and deferred tax computation. However, the ETR methodology was used to assess the reliability of the resulting tax charge. Therefore, the Q1 2019 tax charge can be considered as comparable to the Q1 2020 tax charge.

•	Valuation of equity investments

In accordance with IFRS 9, our equity investments in Helios Towers and Jumia are marked to market every quarter. Management note that the current market volatility might affect significantly the valuation of these assets. For example, if we were to mark these investments to market as of April 28, 2020, the impact in statement of income would be an additional loss of $9 million compared to what we report in these interim condensed financial statements.

Note that there might be implications on other accounting areas such as revenue recognition, inventories or share-based payments, but we currently do not expect these to be significant as of today.

Finally, as of the date of this report, we have determined there are no material uncertainties that might cast significant doubt upon the Group's or any of our operations' ability to continue as a going concern.

New and amended IFRS standards

The following changes to standards effective for annual periods starting on January 1, 2020 have been adopted by the Group and did not have any significant impact on the Group’s accounting policies or disclosures and did not require retrospective adjustments:

•	Amendments to the conceptual framework. The IASB has revised its conceptual framework.

•	Amendments to IAS 1, ‘Presentation of financial statements’, and IAS 8, ‘Accounting policies, changes in accounting estimates and errors’.

•	Amendments to IFRS 9, IAS 39 and IFRS 7 - Interest Rate Benchmark Reform.

•	Amendments to IFRS 3 - definition of a business. This amendment revises the definition of a business.

The following changes to standards not yet effective are not expected to materially affect the Group:

•	IFRS 17, ‘Insurance contracts’ - effective for annual periods starting on January 1, 2021- IFRS 17 will not have an impact for the Group. IFRS 17 has not been yet endorsed by the EU.

•	Amendments to IAS 1, 'Presentation of Financial Statements' - effective for annual periods starting on January 1, 2022- This amendment clarifies that liabilities are classified as either current or non-current, depending on the rights that exist at the end of the reporting period. The amendment also clarifies what IAS 1 means when it refers to the ‘settlement’ of a liability. These amendments have not yet been endorsed by the EU.

12

Unaudited Interim Condensed Consolidated Financial Statements for the three-month period ended March 31, 2020

3. ACQUISITION AND DISPOSAL OF SUBSIDIARIES, JOINT VENTURES, ASSOCIATES AND OTHER NON-CONTROLLING INTERESTS

Acquisitions 2019

On February 20, 2019, MIC S.A., Telefonica Centroamerica and Telefonica S.A. entered into 3 separate share purchase agreements (the “Telefonica CAM Acquisitions”) pursuant to which, subject to the terms and conditions contained therein, Millicom agreed to purchase 100% of the shares of Telefonica Moviles Panama, S.A., a company incorporated under the laws of Panama, from Telefonica Centroamerica (the “Panama Acquisition”), 100% of the shares of Telefonica de Costa Rica TC, S.A., a company incorporated under the laws of Costa Rica, from Telefonica (the “Costa Rica Acquisition”) and 100% of the shares of Telefonia Celular de Nicaragua, S.A., a company incorporated under the laws of Nicaragua, from Telefonica Centroamerica (the “Nicaragua Acquisition”). The Telefonica CAM Acquisitions Share Purchase Agreements contain customary representations and warranties and termination provisions. The closing of the Costa Rica Acquisition is subject to the issuance of certain regulatory approvals. If those approvals have not been obtained by May 1, 2020, either party may terminate the transaction, and Millicom has publicly communicated its intention to terminate in the case the approvals are not issued by May 1, 2020.

The aggregate purchase price for the Telefonica CAM Acquisitions is $1.65 billion, subject to potential purchase price adjustments.

Nicaragua Acquisition

This transaction closed on May 16, 2019 after receipt of the necessary approvals and, since that date, Millicom holds all voting rights in Telefonia Celular de Nicaragua ("Nicaragua") and controls it. On the same day, Millicom paid an original cash consideration of $437 million, provisionally adjusted to $430 million as of December 31, 2019 and still subject to final price adjustment expected in H1 2020. The purchase consideration also includes potential indemnifications from the sellers (including tax and litigation contingencies). For the purchase accounting, Millicom determined the provisional fair values of Nicaragua's identifiable assets and liabilities based on transaction and relative fair values. The purchase accounting is still provisional at March 31, 2020, particularly in respect of final price adjustment and has not materially changed since December 31, 2019. Management will finalize the purchase accounting not later than Q2 2020. Refer to the Group audited consolidated financial statements for the year ended December 31, 2019 for further details.

Panama Acquisition

This transaction closed on August 29, 2019 after receipt of the necessary approvals and, since that date, Cable Onda, which is 80% owned by Millicom, holds all voting rights in Telefonica Moviles Panama, S.A. ("Panama") and controls it. On the same day, Cable Onda paid an original cash consideration of $594 million to acquire 100% of the shares of Panama, subject to a final price adjustment expected in H2 2020. The purchase consideration also includes potential indemnifications from the sellers (including potential tax contingencies and litigations). No non-controlling interests are recognized at acquisition date as Cable Onda acquired 100% of the shares of Panama. However, non-controlling interests are recognized in Panama's results from the date of acquisition.

For the purchase accounting, Millicom determined the fair value of Panama's identifiable assets and liabilities based on transaction and relative fair values. The purchase accounting is still provisional at March 31, 2020, particularly in respect of the evaluation of property, plant and equipment, right-of-use assets and lease liabilities, final price adjustment and their resulting impact on the current valuation of intangible assets and has not materially changed since December 31, 2019. Management will finalize the purchase accounting not later than Q3 2020. Refer to the Group audited consolidated financial statements for the year ended December 31, 2019 for further details.

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Unaudited Interim Condensed Consolidated Financial Statements for the three-month period ended March 31, 2020

3. ACQUISITION AND DISPOSAL OF SUBSIDIARIES, JOINT VENTURES, ASSOCIATES AND OTHER NON-CONTROLLING INTERESTS (Continued)

The finalizations of the purchase accounting for Cable Onda had an effect on the following financial statements line items as of and for the three-month period ended March 31, 2019:

in millions of U.S dollars	March 31, 2019 As reported (i)	Impact of finalization of purchase accounting of Cable Onda	March 31, 2019 Restated	Reason for the change
STATEMENT OF INCOME
Depreciation	(196)	(2)	(199)	(ii)
Profit (loss) before taxes from continuing operations	43	(2)	41
Tax (charge) credit, net	(18)	1	(18)
Profit (loss) from continuing operations	25	(2)	23
Net profit (loss) for the period	25	(2)	23
Net profit (loss) attributable to owners of the Company from continuing operations	14	(1)	13
Non-controlling interests	10	—	10
EQUITY
Retained profits	2,533	(2)	2,532	(iii)
Non-controlling interests	262	2	264	(iii)

(i)	Restated for the effects of discontinued operations (see note 4).

(ii)	The Group finalized Cable Onda's purchase accounting in December 2019, by adjusting the provisional fair values mainly on tangible assets. The impact shown in the table correspond to the depreciation of the step-up that was not yet reflected in the numbers published last year for the three-month period ended March 31, 2019.

(iii)	Reflects the "Statement of financial position" effects of the adjustments explained above.

14

Unaudited Interim Condensed Consolidated Financial Statements for the three-month period ended March 31, 2020

4. DISCONTINUED OPERATIONS AND ASSETS HELD FOR SALE

Summary

Financial information relating to the discontinued operations for the three-month period ended March 31, 2019 are set out below. Figures shown below are after inter-company eliminations. 2019 figures include Chad only (3 months).

Results from Discontinued Operations ($ millions)	Three months ended March 31, 2019
Revenue	30
Cost of sales	(8)
Operating expenses	(13)
Depreciation and amortization	(6)
Other expenses linked to the disposal of discontinued operations	(1)
Operating profit (loss)	2
Interest income (expense), net	(1)
Profit (loss) before taxes	1
Credit (charge) for taxes, net	(1)
Net Profit/(loss) from discontinuing operations	—

Cash flows from discontinued operations ($ millions)	Three months ended March 31, 2019
Cash from (used in) operating activities, net	(5)
Cash from (used in) investing activities, net	1
Cash from (used in) financing activities, net	7
Net cash inflows/(outflows)	3

Tower Sale and Leasebacks

In 2018 and 2019, the Group announced agreements to sell and leaseback wireless communications towers in Paraguay, Colombia and El Salvador. During the three-month period ended March 31, 2020, no transfers were made (March 31, 2019: nil,) and no cash was received (March 31, 2019: $9 million).

Rwanda

On January 31, 2018, Millicom completed the sale of its Rwanda operations to subsidiaries of Bharti Airtel Limited for cash consideration of $51 million. The consideration included a deferred cash payment of $17 million, which has been received in Q1 2020.

15

Unaudited Interim Condensed Consolidated Financial Statements for the three-month period ended March 31, 2020

5. SEGMENT INFORMATION

Management determines operating and reportable segments based on information used by the chief operating decision maker (CODM) to make strategic and operational decisions from both a business and geographic perspective. The Group’s risks and rates of return are predominantly affected by operating in different geographical regions. The Group has businesses in two main regions: Latin America (“Latam”) and Africa. The Latam figures below include Honduras and Guatemala as if they are fully consolidated by the Group, as this reflects the way management reviews and uses internally reported information to make decisions. Honduras and Guatemala are shown under the Latam segment. The joint venture in Ghana is not reported as if fully consolidated.

As from March 31, 2020, we are allocating corporate costs to each segment based on their contribution to underlying revenue, and only non-recurring costs, such as the M&A-related fees incurred in both 2018 and 2019, will remain unallocated going forward. This change in presentation has no impact on Group EBITDA.

In order to facilitate comparisons of March 31, 2020 figures with prior periods, we have re-presented comparative figures to conform with this new segment EBITDA reporting.

Revenue, operating profit (loss), EBITDA and other segment information for the three-month periods ended March 31, 2020 and 2019, are as follows:

Three months ended March 31, 2020 (in millions of U.S dollars)	Latin America	Africa	Unallocated	Guatemala and Honduras(vii)	Eliminations and Transfers	Total
Mobile revenue	843	87	—	(373)	—	556
Cable and other fixed services revenue	539	2	—	(73)	—	468
Other revenue	13	—	—	(1)	—	12
Service revenue (i)	1,395	89	—	(447)	—	1,036
Telephone and equipment and other revenue (i)	110	—	—	(58)	—	52
Revenue	1,504	89	—	(505)	—	1,088
Operating profit (loss)	219	7	(3)	(134)	45	134
Add back:
Depreciation and amortization	383	23	3	(114)	—	296
Share of profit in joint ventures in Guatemala and Honduras	—	—	—	—	(45)	(45)
Other operating income (expenses), net	(2)	—	—	—	—	(3)
EBITDA (ii)	600	30	—	(248)	—	382
EBITDA from discontinued operations	—	—	—	—	—	—
EBITDA incl discontinued operations	600	30	—	(248)	—	382
Capital expenditure (iii)	(284)	(10)	(4)	67	—	(232)
Changes in working capital and others (iv)	(64)	—	(59)	—	—	(124)
Taxes paid	(33)	(3)	—	26	—	(11)
Operating free cash flow (v)	219	16	(63)	(156)	—	15
Total Assets (vi)	13,474	925	4,408	(5,527)	(584)	12,697
Total Liabilities	8,162	911	4,338	(2,104)	(1,010)	10,297

16

Unaudited Interim Condensed Consolidated Financial Statements for the three-month period ended March 31, 2020

5. SEGMENT INFORMATION (Continued)

Three months ended March 31, 2019 (in millions of U.S dollars)	Latin America	Africa (viii)	Unallocated	Guatemala and Honduras (vii)	Eliminations and transfers	Total
Mobile revenue	778	91	—	(368)	—	501
Cable and other fixed services revenue	541	2	—	(67)	—	477
Other revenue	12	—	—	(1)	—	11
Service revenue (i)	1,331	93	—	(435)	—	990
Telephone and equipment revenue (i)	95	—	—	(49)	—	45
Revenue	1,426	94	—	(485)	—	1,035
Operating profit (loss)	249	8	(4)	(136)	44	161
Add back:
Depreciation and amortization	340	24	2	(109)	—	258
Share of profit in joint ventures in Guatemala and Honduras	—	—	—	—	(44)	(44)
Other operating income (expenses), net	(3)	—	—	(2)	—	(5)
EBITDA (ii)	587	31	(2)	(247)	—	370
EBITDA from discontinued operations	—	8	—	—	—	8
EBITDA incl discontinued operations	587	39	(2)	(247)	—	377
Capital expenditure (iii)	(305)	(10)	(2)	77	—	(241)
Changes in working capital and others (iv)	(86)	(6)	(30)	(10)	—	(132)
Taxes paid	(23)	(3)	1	22	—	(3)
Operating free cash flow (v)	173	19	(33)	(158)	—	1
Total Assets (vi)	12,528	1,133	3,124	(5,611)	177	11,351
Total Liabilities	6,792	1,024	3,547	(2,127)	(707)	8,529

(i)	Service revenue is Group revenue related to the provision of ongoing services such as monthly subscription fees, airtime and data usage fees, interconnection fees, roaming fees, mobile finance service commissions and fees from other telecommunications services such as data services, SMS and other value-added services excluding telephone and equipment sales. Revenues from other sources comprises rental, sub-lease rental income and other non recurrent revenues. The Group derives revenue from the transfer of goods and services over time and at a point in time. Refer to the table below.

(ii)	EBITDA is operating profit excluding impairment losses, depreciation and amortization and gains/losses on the disposal of fixed assets. EBITDA is used by the management to monitor the segmental performance and for capital management.

(iii)	Excluding spectrum and licenses of $39 million (2019: $7 million) and cash received on tower deals of nil (2019: $9 million).

(iv)	‘Changes in working capital and others’ include changes in working capital as stated in the cash flow statement as well as share based payments expense and non-cash bonuses.

(v)	Operating Free Cash Flow is EBITDA less cash capex (excluding spectrum and license costs) less change in working capital, other non-cash items (share-based payment expense and non-cash bonuses) and taxes paid.

(vi)	Segment assets include goodwill and other intangible assets.

(vii)	Including eliminations for Guatemala and Honduras as reported in the Latin America segment.

(viii)	Restated as a result of classification of certain of our African operations as discontinued operations (see note 4).

17

Unaudited Interim Condensed Consolidated Financial Statements for the three-month period ended March 31, 2020

5. SEGMENT INFORMATION (Continued)

Revenue from contracts with customers from continuing operations

		Three months ended March 31, 2020			Three months ended March 31, 2019
in millions of U.S dollars	Timing of revenue recognition	Latin America	Africa	Total Group	Latin America	Africa	Total Group
Mobile	Over time	463	60	522	402	64	466
Mobile Financial Services	Point in time	7	27	34	8	27	35
Cable and other fixed services	Over time	466	2	468	475	2	477
Other	Over time	12	—	12	11	—	11
Service Revenue		948	89	1,036	896	93	990
Telephone and equipment	Point in time	52	—	52	45	—	45
Revenue from contracts with customers		999	89	1,088	942	94	1,035

6. OTHER NON-OPERATING (EXPENSES) INCOME, NET

The Group’s other non-operating (expenses) income, net comprised the following:

in millions of U.S dollars	Three months ended March 31, 2020	Three months ended March 31, 2019 (i)
Change in fair value in investment in Jumia (Note 14)	(18)	—
Change in fair value in investment in HT (Note 14)	(61)	—
Change in value of put option liability (Note 13)	10	—
Exchange gains (losses), net (ii)	(90)	11
Other non-operating income (expenses), net	1	1
Total	(159)	12

(i)	Restated as a result of classification of Chad as discontinued operations (see note 4 ).

(ii)	Exchange losses for the quarter are mainly due to the devaluation of the Colombia peso against US dollar.

18

Unaudited Interim Condensed Consolidated Financial Statements for the three-month period ended March 31, 2020

7. EARNINGS PER COMMON SHARE

Earnings per common share (EPS) attributable to owners of the Company are comprised as follows:

in millions of U.S dollars	Three months ended March 31, 2020	Three months ended March 31, 2019
Basic and Diluted
Net profit (loss) attributable to equity holders from continuing operations	(122)	13
Net profit (loss) attributable to equity holders from discontinuing operations	—	—
Net profit/(loss) attributable to all equity holders to determine the basic earnings (loss) per share	(122)	13

in thousands
Weighted average number of ordinary shares for basic and diluted earnings per share	101,123	101,022

$
Basic and diluted
EPS from continuing operations attributable to owners of the Company	(1.21)	0.13
EPS from discontinued operations attributable to owners of the Company	—	—
EPS for the period attributable to owners of the Company	(1.21)	0.13

8. PROPERTY, PLANT AND EQUIPMENT

During the three-month period ended March 31, 2020, Millicom added property, plant and equipment for $108 million (March 31, 2019: $112 million) and did not receive any cash from disposal of property, plant and equipment (March 31, 2019: $9 million).

9. INTANGIBLE ASSETS

During the three-month period ended March 31, 2020, Millicom added intangible assets for $44 million of which $21 million related to acquisition of spectrum and licenses, and $23 million to additions of other intangible assets (March 31, 2019: $26 million, all related to additions of other intangible assets) and did not receive any proceeds from disposal of intangible assets (March 31, 2019: nil).

In December 2019, Millicom's wholly-owned subsidiary Telemovil El Salvador S.A. de C.V. ('Telemovil') acquired spectrum in 50Mhz AWS band and paid an advance of $14 million. On January 8, 2020, Telemovil made a final payment of $20 million and started using the spectrum.

In December 2019, Tigo Colombia participated in an auction launched by the Ministerio de Tecnologias de la Informacion y las Comunicaciones (MINTIC), and acquired licenses granting the right to use a total of 40 MHz in the 700 MHz band. The 20-year license will expire in 2040. As a result of this auction,Tigo Colombia has strengthened its spectrum position, which also includes 55 MHz in the 1900 band and 30 MHz of AWS. Tigo Colombia agreed to a total notional consideration of COP$2.45 billion (equivalent to approximately US$600 million using the March 31, 2020 exchange rate), of which approximately 45% is in coverage obligations to be met by 2025.

The remaining 55% is payable in cash with an initial payment of approximately US$33 million to be made in Q2 2020, with the remainder payable in 12 annual installments beginning in 2026 and ending in 2037. In April 2020, local management received the permission to operate a first block of 20 Mhz in the 700 MHz band and made the corresponding payment ($24 million). Permissions to operate the other spectrum blocks is expected during H1 2020.

19

Unaudited Interim Condensed Consolidated Financial Statements for the three-month period ended March 31, 2020

10. FINANCIAL OBLIGATIONS

A. Debt and financing

The most significant movements in debt and financing during the period were as follows:

MIC S.A.

Revolving Credit Facility

On March 25, 2020 MIC S.A. drew down $400 million from the $600 million revolving credit facility it entered into on January 27, 2017 (the "RCF"). $337 million was disbursed on March 25, 2020 and the remaining $63 million on April 3, 2020. The draw down has an initial 6-month term and Millicom has the option to extend up to January 27, 2022 (the maturity date of the RCF).

Paraguay

On January 28, 2020, Millicom's subsidiary in Paraguay (Telecel) issued at a premium $250 million of 5.875% Senior Notes due 2027 (the "New Notes"), representing an additional issuance from its US$300 million 5.875% Senior Notes due 2027 issued on April 5, 2019. The New Notes will be treated as a single class with the initial notes, and were priced at 106.375 for an implied yield to maturity of 4.817%. The corresponding $15 million premium received will be amortized over the Senior Notes maturity.

On January 17, 2020, Telecel refinanced its previous loan with Banco Itaú and obtained a new long-term loan from Banco Itaú Paraguay S.A., for Gs. 154.6 billion (approximately $24 million) , amortizing semi-annually and maturing on December 27, 2024.

On February 13, 2020, Telecel issued local bonds in 2 series: (i) Series 6, for an amount of PYG 15 billion (approximately $2 million) with a 9.250% interest due on January 29, 2027, and (ii) Series 7, for an amount of PYG 20 billion (approximately $3 million) with a 10% interest due on January 31, 2029.

Colombia

On March 4, 2020, Millicom' subsidiary in Colombia (UNE), issued local bonds in an amount of COP 150,000,000,000 (approximately $44 million) to pay back an existing bond for the same value, with a 6.600% fixed rate for 10 years.

Tanzania

On December 17, 2019 Millicom's subsidiary in Tanzania (MIC Tanzania Public Limited Company) amended and restated its loan agreement executed on June 4, 2019 with Absa Bank Limited, The Standard Bank of South Africa Limited and Stanbic Bank Tanzania Limited as mandated lead arrangers and Standard Bank of South Africa Limited as agent, for an amount of up to USD 220 million loan in 2 tranches (i) A USD tranche of $174 million and (ii) A TZS tranche of TZS103 billion with a 66 month maturity. On December 17, 2019 100% of the USD portion and TZS 34 billion (approximately $15 million) were disbursed. On January 17, 2020 TZS 35 billion (approximately $15 million) were disbursed and the last tranche of TZS 34 billion (approximately $15 million ) was disbursed on February 16, 2020.

20

Unaudited Interim Condensed Consolidated Financial Statements for the three-month period ended March 31, 2020

10. FINANCIAL OBLIGATIONS (Continued)

Analysis of debt and financing by maturity

The total amount of debt and financing is repayable as follows:

in millions of U.S dollars	As at March 31, 2020	December 31, 2019
Due within:
One year	83	186
One-two years	477	155
Two-three years	142	145
Three-four years	476	517
Four-five years	1,022	1,085
After five years	4,211	3,884
Total debt and financing	6,410	5,972

As at March 31, 2020, the Group's share of total debt and financing secured by either pledged assets, pledged deposits issued to cover letters of credit or guarantees was $417 million (December 31, 2019: $464 million).

In addition to the above, in 2019, MIC Tanzania Public Limited Company entered into a loan facility agreement, with the Standard Bank of South Africa acting as an agent and a consortium of banks acting as the original lenders. The facility agreement, maturing in 2025, has an all asset debenture securing the whole amount, as well as a pledge over the shares of the immediate holding company of the borrower.

The table below describes the outstanding and maximum exposure under guarantees and the remaining terms of the guarantees as at March 31, 2020 and December 31, 2019.

	Bank and financing guarantees (i)
in millions of U.S dollars	As at March 31, 2020		As at December 31, 2019
Terms	Outstanding exposure(i)	Maximum exposure(ii)	Outstanding exposure(i)	Maximum exposure(ii)
0-1 year	11	11	29	29
1-3 years	256	256	134	134
3-5 years	150	150	300	300
More than 5 years	—	—	—	—
Total	417	417	464	464

(i) If non-payment by the obligor, the guarantee ensures payment of outstanding amounts by the Group's guarantor.

The Group’s interest and other financial expenses comprised the following:

in millions of U.S dollars	Three months ended March 31, 2020	Three months ended March 31, 2019
Interest expense on bonds and bank financing	(97)	(86)
Interest expense on leases	(39)	(37)
Early redemption charges	—	(7)
Others	(11)	(9)
Total interest and other financial expenses	(147)	(140)

21

Unaudited Interim Condensed Consolidated Financial Statements for the three-month period ended March 31, 2020

10. FINANCIAL OBLIGATIONS (Continued)

B. Lease liabilities

In early 2020, and following a change in regulation in Colombia, lease payments for the use of certain public assets have been significantly decreased. This triggered a lease modification and a decrease of the related lease liabilities (and right-of-use assets) of approximately $45 million.

Except for the change above, there have been no other significant events affecting lease liabilities (and right-of-use assets) during the three-month period ended March 31, 2020.

11. COMMITMENTS AND CONTINGENCIES

Litigation & claims

The Company and its operations are contingently liable with respect to lawsuits, legal, regulatory, commercial and other legal risks that arise in the normal course of business. As of March 31, 2020, the total exposure for claims and litigation risks against Millicom and its subsidiaries is $176 million (December 31, 2019: $204 million). The decrease is mainly due to currency devaluation in Colombia. The Group's share of the comparable exposure for joint ventures is $4 million (December 31, 2019: $4 million).

As at March 31, 2020, $28 million has been provided by its subsidiaries for these risks in the consolidated statement of financial position (December 31, 2019: $30 million). The Group's share of provisions made by the joint ventures was $3 million (December 31, 2019: $3 million). While it is not possible to ascertain the ultimate legal and financial liability with respect to these claims and risks, the ultimate outcome is not anticipated to have a material effect on the Group’s financial position and operations.

Taxation

At March 31, 2020, the tax risks exposure of the Group's subsidiaries is estimated at $294 million, for which provisions of $53 million have been recorded in tax liabilities; representing the probable amount of eventual claims and required payments related to those risks (December 31, 2019: $300 million of which provisions of $50 million were recorded). The Group's share of comparable tax exposure and provisions in its joint ventures amounts to $53 million (December 31, 2019: $49 million) and $4 million (December 31, 2019: $4 million), respectively.

Capital commitments

At March 31, 2020, the Company and its subsidiaries had fixed commitments to purchase network equipment, land and buildings, other fixed assets and intangible assets of $240 million of which $217 million are due within one year (December 31, 2019: $122 million of which $102 million are due within one year). The Group’s share of commitments in the joint ventures is $43 million and $42 million. (December 31, 2019: $52 million and $51 million).

22

Unaudited Interim Condensed Consolidated Financial Statements for the three-month period ended March 31, 2020

12. RELATED PARTY TRANSACTIONS

The following transactions were conducted with related parties during the three-month periods ended March 31, 2020 and March 31, 2019:

in millions of U.S dollars	Three months ended March 31, 2020	Three months ended March 31, 2019
Expenses
Purchases of goods and services from Miffin	(53)	(50)
Purchases of goods and services from EPM	(9)	(10)
Lease of towers and related services from HTA (i)	—	(1)
Other expenses	(6)	(1)
Total	(67)	(61)

(i)	HTA ceased to be a related party on October 15, 2019 (note 14).

in millions of U.S dollars	Three months ended March 31, 2020	Three months ended March 31, 2019
Income / gains
Sale of goods and services to Miffin	78	73
Sale of goods and services to EPM	3	3
Other income / gains	1	—
Total	82	76

As at March 31, 2020 and December 31, 2019, the Group had the following balances with related parties:

in millions of U.S dollars	As at March 31, 2020	As at December 31, 2019
Liabilities
Payables to Guatemala joint venture(i)	380	361
Payables to Honduras joint venture(ii)	140	133
Payables to EPM	33	37
Payables to Panama non-controlling interests	1	—
Total	553	531

(i)	Interest bearing shareholder loans of which $353 million are due after more than one year.

(ii)	Mainly advances for dividends expected to be declared in 2020 and shareholder loans.

23

Unaudited Interim Condensed Consolidated Financial Statements for the three-month period ended March 31, 2020

12. RELATED PARTY TRANSACTIONS (Continued)

in millions of U.S dollars	As at March 31, 2020	As at December 31, 2019
Assets
Receivables from Guatemala and Honduras joint ventures	20	23
Receivables from EPM	3	3
Receivable from AirtelTigo Ghana (i)	44	43
Other accounts receivable	4	4
Total	71	73

(i)	Disclosed under Other non-current assets in the statement of financial position.

24

Unaudited Interim Condensed Consolidated Financial Statements for the three-month period ended March 31, 2020

13. FINANCIAL INSTRUMENTS

Other than the items disclosed below, the fair values of financial assets and financial liabilities approximate their carrying values as at March 31, 2020 and December 31, 2019:

in millions of U.S dollars	Carrying value		Fair value(i)
	As at March 31, 2020	As at December 31, 2019	As at March 31, 2020	As at December 31, 2019
Financial liabilities
Debt and financing	6,410	5,972	6,035	6,229

(i)	Fair values are measured with reference to Level 1 (for listed bonds) or 2.

Derivative financial instruments

Currency and interest rate swap contracts

MIC S.A. entered into swap contracts in order to hedge the foreign currency and interest rate risks in relation to the SEK 2 billion (approximately $211 million) senior unsecured sustainability bond issued in May 2019. These swaps are accounted for as cash flow hedges as the timing and amounts of the cash flows under the swap agreements match the cash flows under the SEK bond. Their maturity date is May 2024. The hedging relationship is highly effective and related fluctuations are recorded through other comprehensive income. At March 31, 2020, the fair values of the swaps amount to a liability of $23 million.

Our operations in El Salvador and Costa Rica also entered into several swap agreements in order to hedge foreign currency and interest rate risks on certain long term debts. These swaps are accounted for as cash flow hedges and related fair value changes are recorded through other comprehensive income. At March 31, 2020, the fair values of these swaps amount to liabilities of $21 million.

Interest rate and currency swaps are measured with reference to Level 2 of the fair value hierarchy

There are no other derivative financial instruments with a significant fair value at March 31, 2020.

Call and put options - Panama

As of March 31, 2020, the put option liability is valued at $255 million (December 31, 2019: $264 million) (being the higher of the value of the 'Transaction Price' put option and fair market value - for further details refer to our 2019 consolidated financial statements). Changes in the value of the put option liability are recorded in the Group's statement of income under 'other non-operating (expenses) income, net' (see note 6).

Both call options are currently not exercisable and have therefore no value as of March 31, 2020.

25

Unaudited Interim Condensed Consolidated Financial Statements for the three-month period ended March 31, 2020

14. EQUITY INVESTMENTS

As at March 31, 2020 and December 31, 2019, Millicom has the following investments in equity instruments measured at fair value through profit and loss under IFRS 9:

in millions of U.S dollars	March 31, 2020	December 31, 2019
Investment in Jumia	14	32
Investment in HT	278	338
Equity investment - total	292	371

Jumia Technologies AG (“Jumia”)

On April 11, 2019, Jumia completed its IPO at the offer price per share of $14.5 and shares started trading on the NYSE on April 12, 2019. Post IPO, Millicom holds 6.31% of the outstanding shares of Jumia.

At March 31, 2020, the closing price of a Jumia share was $2.92, which values Millicom's investment at $14 million (level 1). The changes in fair value of $(18) million for the three-month period ended March 31, 2020 (March 31, 2019: N/A) is shown under 'Other non-operating (expenses) income, net' (see note 6).

Helios Towers plc (“HT”)

In October 2019, Helios Towers plc completed its IPO on the London Stock Exchange at a price of GBP 1.15 per share valuing the company at enterprise value of approximately $2.0 billion and a market capitalization of $1.45 billion. Post IPO , Millicom holds 16.2% of the outstanding shares of HT.

At March 31, 2020, the closing price of a HT share was GBP 1.385, which values Millicom's investment at $278 million (level 1). The changes in fair value of $(61) million for the three-month period ended March 31, 2020 (March 31, 2019: N/A) is shown under 'Other non-operating (expenses) income, net' (see note 6).

26

Unaudited Interim Condensed Consolidated Financial Statements for the three-month period ended March 31, 2020

15. INVESTMENTS IN JOINT VENTURES

Joint ventures are businesses over which Millicom exercises joint control as decisions over the relevant activities of each, such as the ability to upstream cash from the joint ventures, require unanimous consent of shareholders. Millicom determines the existence of joint control by reference to joint venture agreements, articles of association, structures and voting protocols of the board of directors of those ventures.

At March 31, 2020, the equity accounted net assets of our joint ventures in Guatemala, Honduras and Ghana totaled $3,423 million (December 31, 2019: $3,346 million). These net assets do not necessarily represent statutory reserves available for distribution as these include consolidation adjustments (such as goodwill and previously unrecognized assets and assumed liabilities recognized as part of the purchase accounting). Out of these reserves, $142 million (December 31, 2019: $142 million) represent statutory reserves that are unavailable to be distributed to the Group. During the period ended March 31, 2020, Millicom’s joint ventures paid $24 million (December 31, 2019: $237 million) as dividends or dividend advances to the Company.

in millions of U.S dollars	2020
	Guatemala(i)	Honduras (i)
Opening Balance at January 1, 2020	2,089	708
Results for the period	41	4
Currency exchange differences	1	(4)
Closing Balance at March 31, 2020	2,130	708

(i) Share of profit is recognized under ‘Share of profit in the joint ventures in Guatemala and Honduras’ in the statement of income.

16. IPO – MILLICOM’S OPERATIONS IN TANZANIA

In June 2016, an amendment to the Electronic and Postal Communications Act (“EPOCA”) in the Finance Act 2016 required all Tanzanian licensed telecom operators to sell 25% of the authorized share capital in a public offering on the Dar Es Salaam Stock Exchange. In December 2019, the Group filed the draft prospectus with the Tanzania Capital Market and Securities Authority with the view to initiate the listing process in H1 2020.

27

Unaudited Interim Condensed Consolidated Financial Statements for the three-month period ended March 31, 2020

17. SUBSEQUENT EVENTS

Costa Rica Acquisition

On April 29, 2020, Millicom communicated in a press release that it refutes Telefonica’s recent public communications alleging that the conditions to closing the Share Purchase Agreement (SPA) for the acquisition of Telefónica’s operating subsidiary in Costa Rica have been met.  Millicom further notes that, in the event that the pending regulatory approvals for the transaction are not issued by May 1, 2020, it intends to terminate the SPA in accordance with the terms of the agreement. As communicated in a press release dated February 20, 2019, Millicom entered into the SPA on that date to acquire Telefonica’s Costa Rica mobile business subject to customary closing conditions, which included the issuance of required regulatory approvals, certain of which have not yet been issued. The SPA establishes an end date of May 1, 2020, after which either party may terminate the agreement.

28

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MILLICOM INTERNATIONAL CELLULAR S.A. (Registrant)

By:	/s/ Salvador Escalon
	Name:	Salvador Escalon
	Title:	Executive Vice President, General Counsel

Date: April 30, 2020